      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 1995


                                                       REGISTRATION NO. 33-59471

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                    SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO


                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                                 MICROCOM, INC.
             (Exact name of Registrant as specified in its charter)
                            ------------------------

                MASSACHUSETTS                                   04-2710644
       (State or Other Jurisdiction of                       (I.R.S. Employer
        Incorporation or Organization)                    Identification Number)

                             500 RIVER RIDGE DRIVE,
                       NORWOOD, MASSACHUSETTS 02062-5028
                                 (617) 551-1000
   (Address and Telephone Number of Registrant's Principal Executive Offices)
                            ------------------------
                                ROLAND D. PAMPEL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 MICROCOM, INC.
                             500 River Ridge Drive
                       Norwood, Massachusetts 02062-5028
                                 (617) 551-1000
           (Name, Address and Telephone Number of Agent for Service)
                            ------------------------
                                   COPIES TO:

           William C. Rogers, Esq.                      Richard R. Plumridge, Esq.
            CHOATE, HALL & STEWART                       Alexander D. Lynch, Esq.
                Exchange Place                       BROBECK, PHLEGER & HARRISON, LLP
               53 State Street                    1301 Avenue of the Americas 30th Floor
         Boston, Massachusetts 02110                     New York, New York 10019
                (617) 248-5000                                (212) 581-1600

                            ------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 2, 1995

                                3,200,000 SHARES

                               [LOGO MICROCOM(R)]

                                  COMMON STOCK

     Of the 3,200,000 shares of common stock, $0.01 par value (the "Common Stock"), offered hereby, 3,000,000 shares are being offered by Microcom, Inc. ("Microcom" or the "Company") and 200,000 shares are being offered by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


     The Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the trading symbol "MNPI." On June 1, 1995, the last reported sales price of the Common Stock on Nasdaq was $11 5/8 per share. See "Price Range of Common Stock and Dividend Policy."


     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 6-10.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
           IS A CRIMINAL OFFENSE.

                            ------------------------

                                                 UNDERWRITING                           PROCEEDS TO
                                 PRICE TO        DISCOUNTS AND       PROCEEDS TO          SELLING
                                  PUBLIC         COMMISSIONS*         COMPANY+         STOCKHOLDERS
Per Share..................     $                 $                  $                  $
Total++....................     $                 $                  $                  $

- ---------------

* The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

+ Before deducting expenses of the offering payable by the Company estimated to be $425,000.

++ The Company has granted to the Underwriters a 30-day option to purchase up to
   480,000 additional shares of Common Stock from the Company on the same terms per share solely to cover over-allotments, if any. If such option is
   exercised in full, the total price to public will be $       , the total
   underwriting discounts and commissions will be $       and the total proceeds
   to Company will be $       . See "Underwriting."
                            ------------------------

     The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of the certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New
York on or about                     , 1995 against payment therefor in New York
funds. The Underwriters include:

DILLON, READ & CO. INC.
                      PRUDENTIAL SECURITIES INCORPORATED
                                                       NEEDHAM & COMPANY, INC.

           The date of this Prospectus is                     , 1995

[MICROCOM]

[INSIDE FRONT COVER
 "FOR CENTRAL SITE..."]

[Photo: "Central Site Network Manager"
Description: Photo of a person depicting a central site network manager.]

[Caption: Microcom's HDMS and LANexpress (including expressWATCH) offer management, security and reliability at the central site-critical requirements of network and information managers.]

[Photo: "HDMS - High Density Management System"
Description: A Microcom HDMS black box with LEDs on front panel]

[Photo: "expressWATCH"
Description: Screen shot of expressWATCH LAN Traffic Counts]

[Photo: "LANexpress"
Description: Beige LANexpress server with silver name plate on front panel]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated herein, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Microcom, Inc. ("Microcom" or the "Company") is a leading provider of remote network access solutions. The Company's products enable users to access and communicate with on-line computer networks, such as the Internet, America Online, CompuServe and Prodigy, and corporate networks from remote locations. Microcom provides its customers with remote network access management and security capabilities, and high quality, reliable products that are easy to install and use.

     The Company was founded in 1980 as a developer of data communications software, high performance modems and related technologies. In the early 1990s, the Company responded to changes in the data communications industry by undertaking a series of strategic initiatives and restructurings designed to reposition the Company to address the needs of the emerging remote network access markets. These initiatives included the development of products with remote network access functionality, divestitures of non-core products, a restructuring of the worldwide sales organization, the hiring of a new Chief Executive Officer and the acquisition of Integrated Services Digital Network
(ISDN) product technologies. By implementing these initiatives and by leveraging its technology and expertise, the Company has developed a broad range of remote network access products for central site network managers and remote users. The Company believes that its recent results of operations reflect the ongoing implementation of these initiatives.

     Microcom's products serve both central site network managers and individual remote users. Products designed for the central site include the High Density Management System (HDMS) -- a dial-up access management system; and LANexpress
- -- remote local area network (LAN) access systems which include expressWATCH, a comprehensive remote network access management solution. Products designed for the individual remote user include high performance V.34 (28.8 Kbps) PCMCIA, desktop and other modems; Carbon Copy remote control/remote PC access software; LANexpress Remote client software, a remote node and remote control LAN access product; and ISDN terminal adapters.

     The Company's customers include (i) Internet and on-line service network access providers, such as Sprint Corporation, (ii) "Corporate 2000" companies such as American Airlines, Inc., Blockbuster Entertainment Corporation, NYNEX Corporation and State Farm Insurance Company, (iii) large international corporations, (iv) governmental agencies and universities and (v) individual remote users seeking to access the Internet, on-line services and corporate networks. The Company distributes its products through direct sales and multiple indirect channels, including value added resellers (VARs), distributors and original equipment manufacturers (OEMs) in the United States and international markets.

     Microcom's strategy is to continue to be a leading provider of remote network access solutions and to capitalize on the emerging trends in this market. The key components of the Company's strategy are as follows:

     Continue Focus on Remote Network Access Market by developing new products and enhancements to existing products to meet or exceed the evolving requirements of both the central site network manager and the remote user.

     Maintain Technology Leadership by investing in research and development to enhance existing products, develop new products, and respond to emerging technologies in a cost effective and timely manner.

     Leverage Existing Customer Base by aggressively marketing new products and enhancements to existing customers and utilizing this installed base as references for new customers, particularly telecommunications companies.

     Develop and Expand Strategic Relationships with telecommunications companies, equipment providers, OEMs and software vendors to enhance the Company's product development activities and leverage shared technologies and joint marketing efforts.

     Expand Worldwide Distribution to develop further demand for remote network access products both domestically and internationally.

     MICROCOM, the Microcom logo, MNP and TravelPorte are registered trademarks of the Company and Advanced Parallel Technology, APT, Carbon Copy, DeskPorte, DeskPorte FAST, expressWATCH, High Density Management System, HDMS, Intelligent Network Controller, INC, LANexpress, Microcom Networking Protocol and TravelPorte FAST are trademarks of the Company. This Prospectus also includes trade names and trademarks of companies other than Microcom.

     The Company's principal executive offices are located at 500 River Ridge Drive, Norwood, Massachusetts 02062-5028, and its telephone number is (617) 551-1000.

                                  THE OFFERING

Common Stock offered by the Company......................    3,000,000 shares
Common Stock offered by the Selling Stockholders.........      200,000 shares
Common Stock to be outstanding after the Offering(1).....   14,107,315 shares

Use of proceeds to the Company...........................   For repayment of indebtedness,
                                                            working capital and other general
                                                            corporate purposes. See "Use of
                                                            Proceeds."

Nasdaq National Market symbol............................   MNPI

- ---------------
(1) Based on the number of shares outstanding on March 31, 1995. Excludes the 2,101,499 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1995, at a weighted average exercise price of $4.65 per share.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            YEAR ENDED MARCH 31,
                                                      ----------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:                           1991          1992         1993           1994         1995(1)
                                                      --------       -------     --------       --------       -------
Net sales...........................................  $ 55,401       $73,906     $ 69,435       $ 56,464       $93,106
Gross margin........................................    27,445        41,804       36,303         27,392        41,784
Restructuring and other costs.......................   (20,500)(2)        --       (4,268)(3)     (7,875)(4)        --
Income (loss) from operations.......................   (33,434)        4,205       (6,902)       (10,416)        7,517
Net income (loss)...................................   (28,744)        3,431      (10,694)       (10,913)        5,761
Net income (loss) per share.........................    $(3.16)         $.34       $(1.11)        $(1.09)         $.49
Weighted average number of shares outstanding.......     9,083        10,002        9,644         10,041        11,805

                                                                        THREE MONTHS ENDED
                                 ------------------------------------------------------------------------------------------------
                                 JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,
SELECTED QUARTERLY DATA (5):       1993         1993         1993         1994        1994        1994         1994        1995
                                 --------     ---------    --------     --------    --------    ---------    --------    --------
Net sales......................  $ 12,056      $12,471     $14,849      $17,088     $21,315      $22,770     $23,134     $25,887
Gross margin...................     5,515        6,326       7,465        8,086       9,588       10,157      10,364      11,675
Restructuring and other
  costs........................     6,500(4)        --          --        1,375 (4)      --           --          --          --
Income (loss) from
  operations...................   (10,186)          79         448         (757 )     1,457        1,747       2,055       2,258
Net income (loss)..............   (10,300)          66         265         (944 )     1,176        1,385       1,529       1,671
Net income (loss) per share....    $(1.06)        $.01        $.03        $(.09 )      $.11         $.12        $.13        $.14


                                                                                                  MARCH 31, 1995
                                                                                           ---------------------------
BALANCE SHEET DATA:                                                                         ACTUAL     AS ADJUSTED (6)
                                                                                           --------    ---------------
Cash and equivalents....................................................................   $    863        $21,006
Working capital.........................................................................     17,732         50,090
Total assets............................................................................     57,788         77,931
Total debt, including capitalized leases................................................     12,665            450
Total stockholders' equity..............................................................     35,282         67,640


- ---------------

(1) For certain pro forma information, see Note 3 of Notes to Consolidated Financial Statements.

(2) Related to (i) the write-down of intangible assets associated with three software product lines, (ii) the elimination of certain warehouse and manufacturing facilities and associated personnel, (iii) the write-off of certain inventory and (iv) the closing of international sales offices.

(3) Related to (i) the disposition of the Relay software product line, (ii) a workforce reduction and (iii) the elimination of certain assets and excess facilities. See Note 2 of Notes to Consolidated Financial Statements.

(4) Related to (i) the disposition of the LANlord product line, (ii) a workforce reduction, (iii) the direct costs associated with the realizability of certain assets associated with the implementation of a new sales, marketing and distribution plan, (iv) the closing of a manufacturing facility, (v) certain executive severance costs and (vi) the consolidation of certain shipping locations. See Note 2 of Notes to Consolidated Financial Statements.

(5) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results."


(6) Adjusted to reflect the sale of 3,000,000 shares of Common Stock offered by the Company hereby assuming a public offering price of $11.625 per share and after deducting underwriting discounts and commissions and estimated expenses of the offering payable by the Company, and the application of the estimated net proceeds as described in "Use of Proceeds." Fiscal 1995 net income per share would be unaffected had the Company applied the proceeds of this offering to the payment of debt.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.

NEW PRODUCT DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE

     The market for Microcom's products is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products and enhancements. Microcom's future success will depend in part on its ability to enhance its existing products and to introduce new products on a timely basis to meet and adapt to changing customer requirements, evolving industry standards and emerging technologies. There can be no assurance that Microcom will be successful in developing, manufacturing and marketing new products or product enhancements that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or that its new products will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable, for technological or other reasons, to develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, results of operations and financial condition would be materially and adversely affected. In addition, there can be no assurance that services, products or technologies developed by others will not render Microcom's products or technologies uncompetitive or obsolete. The introduction of new or enhanced products also requires the Company to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. There can be no assurance that the Company will successfully manage the transition to new products. The failure to manage any such transition successfully could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Research and Development."

HIGHLY COMPETITIVE ENVIRONMENT

     The market for remote network access products is highly competitive. In the central site remote network access market, the Company competes with remote LAN access server vendors such as Shiva Corporation, Digital Communications Associates, Inc., Novell, Inc. and 3Com Corporation and vendors of dial-up access management systems such as U.S. Robotics Corporation, Primary Access Corporation (recently acquired by 3Com Corporation) and Motorola, Inc. The Company also faces increasing competition from operating system (OS) and network operating system (NOS) vendors such as Microsoft Corporation, Novell, Inc. and International Business Machines Corporation who are including remote access capabilities in their products. In the remote site personal computer (PC) communications software market, the Company competes with a number of providers of remote control, file transfer and remote LAN access software, including Symantec Corporation, Stac Electronics, Inc. and Shiva Corporation. The Company's remote site modems compete with those of U.S. Robotics Corporation, Hayes Microcomputer Products, Inc. and Practical Peripherals, Inc. Increased competition could result in price reductions and loss of market share which would materially and adversely affect Microcom's business, results of operations and financial condition. The Company believes that its ability to compete successfully depends on a number of factors, including price, product features, product quality, performance and reliability, name recognition, international certification, experienced sales, marketing and service organizations, development of new products and enhancements, evolving industry standards and announcements by competitors. Many of Microcom's current and potential competitors have significantly greater financial, marketing, technical and other resources than Microcom. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than the Company. The Company also expects competition to increase as a result of industry consolidations. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to address the remote network access needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that Microcom will be able to continue to compete successfully with existing or new competitors or that competitive pressures faced by the Company would not materially and adversely affect its business, results of operations or financial condition. See "Business -- Competition."

SALES TO TELECOMMUNICATIONS CARRIERS; CUSTOMER CONCENTRATION

     As part of its sales and marketing strategy, Microcom is seeking to increase the sales of its central site remote network access products to telecommunications carriers and affiliated entities. These entities usually have long purchasing cycles and extensive vendor qualification requirements. Accordingly, sales efforts to such entities typically require significant investments of time and resources with no assurance that such efforts will be successful. Sales by Microcom to Sprint Corporation ("Sprint") accounted for 24% and 13% of net sales in fiscal 1995 and 1994, respectively. Sprint is not obligated to make any minimum level of future purchases from the Company or to provide the Company with binding forecasts of product purchases for any future period. While the Company expects that Sprint will continue to be a significant customer, the Company anticipates that net sales to Sprint in fiscal 1996 will be significantly less than in fiscal 1995. Although the Company has recently established a relationship with another major telecommunications carrier, there can be no assurance that the Company will make any significant sales to such carrier or that sales to it and other telecommunications carriers will offset any decline in sales to Sprint. The failure to achieve and maintain significant sales to telecommunications carriers or to offset any decline in sales to Sprint would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

FLUCTUATIONS IN QUARTERLY RESULTS

     Microcom's quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future. Such fluctuations may result in volatility in the price of the Company's Common Stock. Quarterly revenues and operating results may fluctuate as a result of a variety of factors including the timing of significant orders, the timing of product enhancements and new product introductions by Microcom and its competitors, the pricing of the Company's products, changes in product mix, changes in customers' budgets, competitive conditions, the proportion of international sales to total net sales, the proportion of sales made pursuant to the Company's various distribution channels and general economic conditions. The Company has historically operated with limited backlog because its products are shipped shortly after orders are received. The Company has often recognized a substantial portion of its net sales in the last month of the quarter. As a result, net sales in any quarter are substantially dependent on orders booked and shipped in the last month of a quarter. A small variation in the timing of orders is likely to adversely and disproportionately affect the Company's results of operations as the Company's expense levels are based, in part, on its expectations as to future net sales and only a small portion of the Company's expenses vary with its net sales. Moreover, Microcom's net sales may fluctuate based on the level of inventories of the Company's products maintained by the Company's resellers in any particular quarter. Accordingly, the Company believes that period to period comparisons of results of operations are not necessarily meaningful and should not be relied upon as indicative of future performance. Although the Company's net sales have increased and the Company has been profitable in recent quarterly periods, there can be no assurance that the Company's net sales will increase in future quarters or that the Company will remain profitable on a quarterly basis, if at all. Due to the foregoing factors, it is possible that in some future quarters the Company's results of operations will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially and adversely affected.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results."

LIMITED HISTORY OF PROFITABLE OPERATIONS

     Although the Company's net income in fiscal 1995 was $5,761,000, the Company incurred net losses of $10,913,000 and $10,694,000 for fiscal 1994 and 1993, respectively, which net losses included restructuring and other costs of $7,875,000 and $4,268,000 in those years, respectively. At March 31, 1995, the Company had an accumulated deficit of $21,589,000. There can be no assurance that the net sales and net income growth Microcom has experienced in recent quarters can be sustained or that in the future Microcom will be profitable and not incur additional restructuring charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SUPPLIERS AND SUBCONTRACTORS

     The Company is dependent on a small number of subcontractors for the manufacture and assembly of all of its remote network access products. In the event that any of these subcontractors were to become unable or unwilling to manufacture Microcom's products in required volumes, Microcom would have to identify and qualify additional subcontractors. The identification and qualification process could be lengthy and no assurances can be given that any replacement subcontractors will be available to the Company on a timely basis. The failure to identify and qualify replacement subcontractors on a timely basis would have a material and adverse effect on the Company's business, results of operations and financial condition. In addition, certain components used in the Company's products are only available from a single supplier or a limited number of suppliers. Components for the Company's products which are only available from a single supplier include certain semiconductor components used in the Company's modems sourced from Rockwell International Corporation ("Rockwell") and the power supply component obtained from TDK for the Company's PCMCIA modem. It was recently reported that Rockwell would be required to allocate among its customers, including Microcom, the supply of a certain component incorporated into V.34 modems. This component is included in the Company's HDMS, LANexpress and modem products. If Rockwell is unable to supply sufficient quantities of this component to the Company on a timely basis, it would cause a delay in Microcom's product shipments and such delay would have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes, however, that it will be able to obtain from Rockwell sufficient quantities of the component to satisfy its anticipated requirements. The Company generally purchases single or limited source components pursuant to purchase orders and has no guaranteed supply arrangements with its suppliers. Further, the availability of many of these components is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of its future requirements. A reduction or interruption in supply of these components could result in delays or reductions in product shipments which would materially and adversely affect the Company's business, results of operations and financial condition and could damage customer relationships. The Company may also be subject to increases in component costs, which could also have a material adverse effect on the Company's business, results of operations or financial condition. See "Business
- -- Manufacturing."

DEPENDENCE ON PROPRIETARY TECHNOLOGY

     The Company's success and ability to compete is dependent in part upon its ability to protect its proprietary technology. The Company relies on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect its proprietary technology. The Company currently holds fourteen United States patents, three of them involving ISDN technology, and has five United States patent applications and two foreign patent applications pending in a number of jurisdictions. There can be no assurance that patents will be issued with respect to pending or future patent applications or that the Company's patents will be upheld as valid or will prevent the development of competitive products. The Company's United States patents expire between 2004 and 2011. The Company has not sought foreign patents for some of its technologies, including technologies which have been patented in the United States, which may adversely effect the Company's ability to protect its technologies and products in foreign countries. The Company generally enters into confidentiality or license agreements with its employees, distributors, customers and potential customers and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company is also subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of others. From time to time the Company has received claims of infringement of other parties' proprietary rights. In addition, the Company periodically reviews recent patents that have been issued to third parties. As a result of such reviews, the Company has from time to time identified and investigated the validity and scope of issued patents for technologies similar to, or related to, the Company's technologies. Although the Company believes that it does not infringe the valid patents of others, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. The failure to obtain such royalty or licensing agreements on a timely basis would have a material adverse effect upon the Company's business, results of operations and financial conditions. See "Business -- Proprietary Rights."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company expects that sales outside North America, which accounted for approximately 29% of net sales in fiscal 1995, will continue to represent a significant portion of its total net sales. In addition, the Company uses subcontractors in China, Malaysia, Singapore and Hong Kong to manufacture a substantial portion of its products and obtains certain components from foreign suppliers. Sales to customers outside the United States and reliance on foreign manufacturers and suppliers involve a number of risks, including unexpected changes in regulatory requirements and tariffs, difficulties enforcing agreements and collecting receivables, longer payment cycles, exchange rate fluctuations, difficulties enforcing intellectual property rights, difficulties obtaining export licenses, the imposition of withholding or other taxes, embargoes or exchange controls or the adoption of other restrictions on foreign trade.

RELIANCE ON REMOTE NETWORK ACCESS MARKET

     Microcom currently devotes virtually all of its research and development, manufacturing, marketing and sales resources to service the remote network access market. The Company's future financial performance will depend in large part on continued growth in the remote network access market, which in turn will depend in part on the growth in the number of organizations utilizing remote network access products and the number of applications developed for use with those products. There can be no assurance that this market will continue to grow or that the Company will be able to respond effectively to the evolving requirements of this market. If this market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, results of operations and financial condition would be materially and adversely affected.

RELIANCE ON INDIRECT DISTRIBUTION CHANNELS

     In fiscal 1995, sales through indirect distribution channels accounted for approximately 66% of the Company's net sales. The Company's agreements with VARs, distributors and OEMs are typically non-exclusive and in many cases may be terminated by either party without cause, and many of the Company's VARs, distributors and OEMs carry competing product lines. Therefore, there can be no assurance that any VAR, distributor or OEM will continue to represent the Company's products and the loss of important VARs, distributors or OEMs could adversely affect the Company's business, results of operations and financial condition. See "Business -- Sales and Marketing."

DEPENDENCE ON PERSONNEL

     Microcom believes that its future success will depend in large part upon its ability to attract and retain highly skilled engineering, managerial, sales, marketing and product development personnel. Except with respect to the President and Chief Executive Officer, the Company does not have employment contracts with its key personnel and does not maintain any key person life insurance policies. Competition for such personnel is intense, especially in the areas of engineering and sales and marketing. The loss of key management or technical personnel could materially and adversely affect the Company's business, results of operations and financial condition, and there can be no assurance that Microcom will be able to attract and retain the personnel required to engineer, manage, market or develop its products and conduct its operations successfully. See "Business -- Employees" and "Management."

MANAGEMENT OF GROWTH

     Microcom has recently experienced rapid growth which has placed, and could continue to place, a significant strain on the Company's management and operations. If Microcom's management is unable to manage future growth effectively, Microcom's business, results of operations and financial condition could be materially and adversely affected.

POTENTIAL VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock has been, and could be, subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, adverse circumstances affecting the introduction or market acceptance of new products or enhancements offered by the Company, announcements of new products or enhancements by competitors, changes in earnings estimates by analysts, changes in accounting principles, sales of Common Stock by existing holders, loss of key personnel and market conditions in the industry, shortages of key components as well as general economic conditions. In addition, stock prices for many technology companies, including the Company, have experienced significant volatility for reasons unrelated to operating results. These fluctuations may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock and Dividend Policy."

POTENTIAL ADVERSE EFFECTS OF ANTI-TAKEOVER PROVISIONS

     The Company's Restated Articles of Organization and By-laws contain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for, a majority of the outstanding Common Stock of the Company. These provisions include the classification of the Company's Board of Directors and super-majority voting requirements to remove directors and to amend the provisions relating to the classification of the Board of Directors and the removal of directors. In addition, the Company's Restated Articles of Organization prohibit a holder of 10% or more of the Common Stock from engaging in certain transactions with the Company, including a merger or sale of stock or assets, without the approval of the holders of at least 80% of the Common Stock. These provisions could delay or make more difficult a merger, tender offer or proxy contest involving the Company, and may limit or reduce the price that investors might be willing to pay in the future for shares of the Company's Common Stock.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby by the Company are estimated to be approximately $32,358,000 (approximately $37,603,000 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $11.625 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock offered hereby by the Selling Stockholders.


     The Company intends to use a portion of such net proceeds to repay all indebtedness under its revolving credit agreement. The outstanding balance under such credit agreement was approximately $11,900,000 at May 15, 1995. Any borrowed amounts which are repaid may be reborrowed by the Company, subject to compliance with the terms and conditions of the agreement. Such agreement expires in March 1996 and indebtedness thereunder bears interest at the banks' prime rate (9% at March 31, 1995) plus 2%. Substantially all indebtedness incurred since May 15, 1994 under the Company's revolving credit agreement was used for working capital, except approximately $1,716,000 which was used for an acquisition of certain ISDN technology in March 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Acquisitions and Dispositions of Product Lines." The Company expects to use the balance of such net proceeds for general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no commitments or understandings for any such acquisitions, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the net proceeds to the Company of this offering will be invested in short-term, investment-grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol MNPI. The following table sets forth for the fiscal periods indicated the high and low sales prices of the Common Stock, as reported on the Nasdaq National Market.


                                                                                  HIGH     LOW
                                                                                  ----     ---
YEAR ENDED MARCH 31, 1994:
     1st Quarter..............................................................  $ 5 3/8   $3 1/8
     2nd Quarter..............................................................    3 5/8    1 1/2
     3rd Quarter..............................................................    5 5/8    2 1/2
     4th Quarter..............................................................    7 3/4    4 3/4

YEAR ENDED MARCH 31, 1995:
     1st Quarter..............................................................  $ 6 1/2   $4 1/2
     2nd Quarter..............................................................    8 1/4    5 7/8
     3rd Quarter..............................................................   12 3/8    6 5/8
     4th Quarter..............................................................   12 5/8    9

YEAR ENDED MARCH 31, 1996:
     1st Quarter (through June 1, 1995).......................................  $12 1/8   $9 1/8



     On June 1, 1995, the last reported sales price of the Common Stock on the Nasdaq National Market was $11 5/8. As of May 15, 1995, there were 418 holders of record of the Common Stock.


DIVIDENDS

     The Company has never paid cash dividends and currently intends to retain its earnings to finance future growth and therefore does not anticipate paying any cash dividends for the foreseeable future. In addition, the Company is prohibited by the terms of its bank revolving credit agreement from declaring or paying any cash dividends. Any future determination relating to dividend policy will be made in the discretion of the Board of Directors of the Company and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company (i) as of March 31, 1995, and (ii) as adjusted to give effect to the sale of 3,000,000 shares of Common Stock offered hereby by the Company, assuming a public offering price of $11.625 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and the related notes and other financial information appearing elsewhere in this Prospectus.



                                                                             MARCH 31, 1995
                                                                        -------------------------
                                                                         ACTUAL       AS ADJUSTED
                                                                        --------      -----------
                                                                              (IN THOUSANDS)
Current portion of capitalized leases and short-term debt............   $ 12,543       $     328
                                                                        ========       =========
Long-term portion of capitalized leases..............................        122             122
                                                                        --------       ---------
Stockholders' equity:
     Common stock, $.01 par value, 30,000,000 shares authorized;
      12,088,315 shares issued on an actual basis; and 15,088,315
      shares issued on an as adjusted basis(1).......................        121             151
     Capital in excess of par value..................................     61,223          93,551
     Stock loans -- related parties..................................     (1,942)         (1,942)
     Unrealized loss on marketable securities........................        (33)            (33)
     Accumulated deficit.............................................    (21,589)        (21,589)
     Treasury stock, 981,000 shares at cost..........................     (2,613)         (2,613)
     Cumulative translation adjustment...............................        115             115
                                                                        --------       ---------
          Total stockholders' equity.................................     35,282          67,640
                                                                        --------       ---------
               Total capitalization..................................   $ 35,404       $  67,762
                                                                        ========       =========


- ---------------
(1) Excludes 2,101,499 shares of Common Stock issuable upon exercise of options outstanding as of March 31, 1995, at a weighted average exercise price of $4.65 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated statement of operations data for the years ended March 31, 1991, 1992, 1993, 1994 and 1995, and selected consolidated balance sheet data as of March 31, 1991, 1992, 1993, 1994 and 1995 are derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP. The consolidated financial statements as of March 31, 1994 and 1995, and for each of the years in the three year period ended March 31, 1995, and the independent auditors' report thereon, are included elsewhere in this Prospectus. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Prospectus.

                                                                                      YEAR ENDED MARCH 31,
                                                                ---------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:                                     1991          1992        1993           1994        1995(1)
                                                                ---------     --------    ---------      ---------     --------
                                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.....................................................  $  55,401     $ 73,906    $  69,435      $  56,464     $ 93,106
Cost of sales.................................................     27,956       32,102       33,132         29,072       51,322
                                                                ---------     --------    ---------      ---------     --------
Gross margin..................................................     27,445       41,804       36,303         27,392       41,784
                                                                ---------     --------    ---------      ---------     --------
Operating expenses:
    Research and development..................................     12,415       12,502       12,483          8,959       10,250
    Sales and marketing.......................................     18,361       19,496       20,915         15,608       19,270
    General and administrative................................      9,603        5,601        5,539          5,366        4,747
    Restructuring and other costs.............................     20,500(2)        --        4,268(3)       7,875(4)        --
                                                                ---------     --------    ---------      ---------     --------
        Total operating expenses..............................     60,879       37,599       43,205         37,808       34,267
                                                                ---------     --------    ---------      ---------     --------
Income (loss) from operations.................................    (33,434)       4,205       (6,902)       (10,416)       7,517
Settlement costs..............................................         --           --       (3,200)(5)         --           --
Interest income...............................................        352          124           88             42           67
Interest and other expenses, net..............................       (161)        (195)        (185)          (378)        (807)
                                                                ---------     --------    ---------      ---------     --------
Income (loss) before income taxes.............................    (33,243)       4,134      (10,199)       (10,752)       6,777
Provision for income taxes....................................     (4,499)         703          495            161        1,016
                                                                ---------     --------    ---------      ---------     --------
Net income (loss).............................................  $ (28,744)    $  3,431    $ (10,694)     $ (10,913)    $  5,761
                                                                 ========      =======     ========       ========      =======
Net income (loss) per share...................................     $(3.16)        $.34       $(1.11)        $(1.09)        $.49
                                                                 ========      =======     ========       ========      =======
Weighted average number of shares outstanding.................      9,083       10,002        9,644         10,041       11,805
                                                                 ========      =======     ========       ========      =======

                                                                                           MARCH 31,
                                                                ---------------------------------------------------------------
BALANCE SHEET DATA:                                               1991          1992        1993           1994          1995
                                                                ---------     --------    ---------      ---------     --------
                                                                                        (IN THOUSANDS)
Cash and equivalents..........................................  $   6,324     $  5,609    $   9,108      $   5,342     $    863
Working capital...............................................     25,221       29,221       20,829         13,957       17,732
Total assets..................................................     52,281       52,957       45,853         38,453       57,788
Total debt, including capitalized leases......................      1,000          832        1,042          1,303       12,665
Total stockholders' equity....................................     40,141       46,042       36,520         26,231       35,282

- ---------------

(1) For certain pro forma information, see Note 3 of Notes to Consolidated Financial Statements.

(2) Related to (i) the write-down of intangible assets associated with three software product lines, (ii) the elimination of certain warehouse and manufacturing facilities and associated personnel, (iii) the write-off of certain inventory and (iv) the closing of international sales offices.

(3) Related to (i) the disposition of the Relay software product line, (ii) a workforce reduction and (iii) the elimination of certain assets and excess facilities. See Note 2 of Notes to Consolidated Financial Statements.

(4) Related to (i) the disposition of the LANlord product line, (ii) a workforce reduction, (iii) the direct costs associated with the realizability of certain assets associated with the implementation of a new sales, marketing and distribution plan, (iv) the closing of a manufacturing facility, (v) certain executive severance costs and (vi) the consolidation of certain shipping locations. See Note 2 of Notes to Consolidated Financial Statements.

(5) Represents amount paid, net of insurance, in connection with the settlement of securities litigation against the Company and certain of its officers.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was founded in 1980 as a developer of data communications software, high performance modems and related technologies. In the early 1990s, the Company responded to changes in the data communications industry by undertaking a series of strategic initiatives and restructurings designed to reposition the Company to address the needs of the emerging remote network access market. These initiatives included the development of products with remote network access functionality, divestitures of non-core products, a restructuring of the worldwide sales organization, the shifting of product manufacturing to third parties and the acquisition of ISDN product technologies. The restructuring and other costs associated with the repositioning totalled approximately $4,268,000 and $7,875,000 in fiscal 1993 and 1994, respectively. As a result of these costs and declining net sales, the Company incurred losses from operations in fiscal 1993 and 1994. However, in fiscal 1994 and 1995, the Company's net sales increased in each fiscal quarter and the Company's profitability improved for each of the last four fiscal quarters. Additionally, operating expenses as a percentage of net sales decreased significantly during fiscal 1995.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of net sales represented by certain line items in the Company's consolidated statements of operations:

                                                                    PERCENTAGE OF NET SALES
                                                                     YEAR ENDED MARCH 31,
                                                                    -----------------------
                                                                     1993     1994     1995
                                                                     ---      ---      ---
     Net sales..................................................     100%     100%     100%
     Cost of sales..............................................      48       51       55
                                                                     ---      ---      ---
     Gross margin...............................................      52       49       45
                                                                     ---      ---      ---
     Operating expenses:
          Research and development..............................      18       16       11
          Sales and marketing...................................      30       28       21
          General and administrative............................       8        9        5
          Restructuring and other costs.........................       6       14       --
                                                                     ---      ---      ---
               Total operating expenses.........................      62       67       37
                                                                     ---      ---      ---
     Income (loss) from operations..............................     (10)     (18)       8
     Settlement costs...........................................      (5)      --       --
     Interest and other expenses, net...........................      --       (1)      (1)
                                                                     ---      ---      ---
     Income (loss) before income taxes..........................     (15)     (19)       7
     Provision for income taxes.................................      --       --        1
                                                                     ---      ---      ---
     Net income (loss)..........................................     (15)%    (19)%      6%
                                                                     ===      ===      ===

  FISCAL 1995 COMPARED TO FISCAL 1994

     Net Sales. In fiscal 1995, net sales increased by $36,642,000, or 65%, from fiscal 1994. The increase was primarily attributable to increased sales of central site remote network access products, particularly HDMS. A significant portion of HDMS sales were made to Sprint, which accounted for 24% and 13% of net sales in fiscal 1995 and 1994, respectively. The increase in net sales was also attributable to increased sales of 28.8 Kbps modems which were not available until the third quarter of fiscal 1994. The LANexpress product line also contributed to the increase in net sales. These increases were offset in part by a decrease in sales of the Company's bridge/router products, with respect to which the Company discontinued development and marketing efforts in fiscal 1994, and a decline in Carbon Copy software sales, which resulted from the success of competitive products. International sales were $26,549,000 in fiscal 1995, representing 29% of net sales, as compared to $12,358,000 in fiscal 1994, or 22% of net sales. The increase in fiscal 1995 international sales was primarily due to increased HDMS and modem sales.


     Gross Margin. Gross margin as a percentage of net sales was 45% for fiscal 1995 as compared to 49% for fiscal 1994. The decrease was primarily due to a decrease in the selling price of the Company's modems due to competitive pressures and a decrease in sales of its higher margin Carbon Copy software.


     Research and Development. Research and development costs in fiscal 1995 were $10,250,000 as compared to $8,959,000 in fiscal 1994. As a percentage of net sales, research and development expenses decreased to 11% in 1995 from 16% in the prior fiscal year. Although research and development expenses decreased as a percentage of net sales, the total dollar amount increased by $1,291,000, principally as a result of increased consulting and contract professional fees relating to continued product development.

     Sales and Marketing. In fiscal 1995, sales and marketing expenses increased by $3,662,000, or 23%, over fiscal 1994 due to increased variable selling expenses resulting from increased net sales. As a percentage of net sales, sales and marketing expenses decreased to 21% in fiscal 1995 from 28% in the prior fiscal year as net sales increased at a higher rate than sales and marketing expenses.

     General and Administrative. In fiscal 1995, general and administrative expenses were $4,747,000 or 5% of net sales, as compared to $5,366,000, or 9% of net sales, in the prior fiscal year. The decrease in such expenses as a percentage of net sales was the result of the Company's reduction in general and administrative personnel together with the increase in net sales for the year.

     Interest Income and Expense. Interest income increased in fiscal 1995 by $25,000 to $67,000 and interest and other expense increased by $429,000 to $807,000. The increase in interest income was due to interest earned on certain loans to officers of the Company. The increase in interest and other expense was primarily a result of interest paid on increased borrowings under the Company's revolving credit facility.

     Income Taxes. The Company's effective tax rate was 15% for fiscal 1995. The difference between the statutory rate and the effective tax rate reflects the utilization of a portion of the Company's net operating loss carry forwards. At March 31, 1995, the Company had available $21,509,000 in net operating loss carry forwards, which may be used to offset future taxable income, and $3,959,000 in research and development credit carry forwards, which may be used to offset future taxes payable. These carry forwards expire through 2009 and are subject to review and possible adjustment by the Internal Revenue Service.

     Net Income (Loss) and Net Income (Loss) Per Share. For the reasons stated above, net income for fiscal 1995 was $5,761,000 as compared to a net loss of $10,913,000 for fiscal 1994, and net income per share for fiscal 1995 was $.49 as compared to a net loss per share of $1.09 for fiscal 1994.

  FISCAL 1994 COMPARED TO FISCAL 1993


     Net Sales. In fiscal 1994, net sales decreased by $12,971,000, or 19%, from fiscal 1993. The decrease in net sales was a result of the decline in demand for the Company's modem and bridge/router products in the first and second quarters of fiscal 1994 combined with reduced software revenues resulting from the disposition of the Company's Relay and Virex software product lines during fiscal 1993. The decline in demand for the Company's modems was due to increased competition in the modem market. International sales were $12,358,000 in fiscal 1994, representing 22% of net sales, as compared to $14,696,000 in fiscal 1993, or 21% of net sales. The decrease in fiscal 1994 international sales was primarily due to lower modem sales in Europe and the disposition of the software product lines in fiscal 1993.


     Gross Margin. Gross margin as a percentage of net sales was 49% for fiscal 1994 as compared to 52% for fiscal 1993. The decrease was primarily due to a decrease in the selling price of the Company's modems and an overall decrease of higher margin software sales as a result of the software product line dispositions in fiscal 1993.

     Research and Development. Research and development costs in fiscal 1994 were $8,959,000 as compared to $12,483,000 in fiscal 1993. As a percentage of net sales, research and development expenses decreased to 16% in fiscal 1994 from 18% in the prior fiscal year. The decrease resulted from decreased research and development activity and a corresponding reduction in personnel.

     Sales and Marketing. In fiscal 1994, sales and marketing expenses decreased $5,307,000, or 25%, from fiscal 1993. As a percentage of net sales, sales and marketing expenses decreased to 28% in fiscal 1994 as compared to 30% in the prior fiscal year. The decrease was primarily due to the Company's restructuring of its domestic sales force at the beginning of the second quarter of fiscal 1994. This restructuring resulted in a reduction of headcount and related personnel expenses, and a decrease in marketing program spending.

     General and Administrative. In fiscal 1994, general and administrative expenses were $5,366,000, or 10% of net sales, as compared to $5,539,000, or 8% of net sales, in the prior fiscal year. The increase, as a percentage of net sales, was the result of a decline in the Company's net sales in fiscal 1994.

     Restructuring and Other Costs. During fiscal 1994, the Company incurred $7,875,000 in restructuring and other costs. Of such amount, $6,500,000 was incurred in the first quarter of fiscal 1994 and related primarily to (i) a 12% workforce reduction, mostly in the areas of sales and marketing, and general and administrative, resulting in a charge of $870,000, (ii) the direct costs effecting the realizability of certain assets associated with the implementation of a new sales, marketing and distribution plan in the amount of $3,275,000 and
(iii) the disposition of Company's Client Server Technologies Group, which developed and marketed the LANlord product line, which resulted in a charge of $1,850,000. Restructuring and other costs accrued in the first quarter of fiscal 1994 were realized as follows: $3,400,000, $1,900,000 and $1,200,000 in the second, third and fourth quarters, respectively. The balance of the restructuring charges, $1,375,000, was incurred in the fourth quarter of fiscal 1994 and related primarily to the closing of the Company's manufacturing facility in Puerto Rico, certain executive severance costs, and the direct costs associated with the consolidation of the Company's shipping locations. Restructuring charges accrued in the fourth quarter of fiscal 1994 were realized as follows: $448,000, $581,000, $242,000 and $104,000 in the first, second, third and fourth quarters of fiscal 1995, respectively. During fiscal 1993, the Company incurred a $4,268,000 restructuring charge, a substantial portion of which related to the write-off of certain assets and estimated costs in connection with the disposition of the Company's Relay software product line. Additionally, the 1993 restructuring charge reflected the costs associated with the Company's reduction of its worldwide workforce by approximately 15%, primarily in the areas of research and development and general and administrative, and the elimination of certain assets and excess facilities.


     Interest Income and Expense. Interest income decreased in fiscal 1994 by $46,000 to $42,000 and interest and other expense increased by $193,000 to $378,000. The decrease in interest income was due to lower average cash balances and a decline in prevailing interest rates. The increase in interest and other expense was primarily a result of foreign exchange hedging costs associated with the foreign exchange contracts on foreign currency receivables ($108,000), and the loss recognized on the sale of certain fixed assets no longer utilized by the Company ($30,000).


     Income Taxes. The Company did not record a benefit for income taxes in fiscal 1994 due to the uncertainty in being able to utilize its net operating loss carry forwards. The Company did record a provision of $161,000 for income taxes relating to its subsidiary located in Hong Kong.

     Net Loss and Net Loss Per Share. For the reasons stated above, net loss for fiscal 1994 was $10,913,000 as compared to a net loss of $10,694,000 for fiscal 1993 and net loss per share for fiscal 1994 was $1.09 compared to a net loss per share of $1.11 for fiscal 1993.

RECENT ACQUISITIONS AND DISPOSITIONS OF PRODUCT LINES

     On March 31, 1995, the Company acquired certain assets of mbp Softwareentwicklungsgesellschaft mbH ("mbp") for an aggregate purchase price of 2,350,000 Deutschemarks (approximately $1,716,000). In addition, the Company will pay mbp royalties for the five year period ending March 31, 2000 based on the net sales and earnings attributable to the assets purchased from mbp. The acquisition has been accounted for as a purchase. The assets purchased by the Company from mbp were utilized in the business of developing, procuring, marketing, distributing, selling and supporting ISDN products. The Company has formed a wholly owned subsidiary, Microcom GmbH, and with the acquired assets will operate the business in Germany.

     On January 5, 1995, the Company acquired Extension Technology Corp. ("ETC") in a merger pursuant to which ETC became a wholly owned subsidiary of the Company. In connection with the merger, the shareholders of ETC received an aggregate of 114,980 shares of the Company's Common Stock. The merger has been accounted for as a purchase with a total purchase price of approximately $2,104,000. ETC was engaged in product development and market research in the area of remote connectivity to LANs utilizing ISDN technology.

     On December 31, 1993, the Company sold substantially all of the assets relating to its Client Server Technologies Group which developed, marketed and distributed the LANlord product. The consideration received consisted of approximately $1,380,000 in cash and the assumption by the purchaser of certain liabilities of the Company.

QUARTERLY OPERATING RESULTS

     The following table sets forth unaudited consolidated statements of operations data for each of the four quarters in fiscal 1994 and 1995 and the percentage of the Company's net sales represented by each item for the respective quarter. The Company believes that the information has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the quarters presented. The operating results for any quarter are not necessarily indicative of the results of operations for any future period.

                                                                      THREE MONTHS ENDED
                                 --------------------------------------------------------------------------------------------
                                   JUNE         SEPT.       DEC.       MARCH       JUNE        SEPT.       DEC.       MARCH
                                    30,          30,         31,        31,         30,         30,         31,        31,
                                   1993         1993        1993        1994       1994        1994        1994        1995
                                 ---------    ---------    -------    --------    -------    ---------    -------    --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales......................  $ 12,056      $12,471    $14,849     $17,088     $21,315     $22,770     $ 23,134     $25,887
Cost of sales..................     6,541        6,145      7,384       9,002      11,727      12,613       12,770      14,212
                                 --------     --------    -------     -------     -------     -------      -------     -------
Gross margin...................     5,515        6,326      7,465       8,086       9,588      10,157       10,364      11,675
                                 --------     --------    -------     -------     -------     -------      -------     -------

Operating expenses:
  Research and development.....     2,256        2,266      2,337       2,082       2,214       2,662       2,725        2,675
  Sales and marketing..........     5,216        2,770      3,468       4,173       4,814       4,557       4,369        5,530
  General and administrative...     1,729        1,211      1,312       1,213       1,103       1,191       1,215        1,212
  Restructuring and other
    costs......................     6,500           --         --       1,375          --          --          --          --
                                 --------    ---------    -------    --------     -------    --------     -------     --------
    Total operating expenses...    15,701        6,247      7,117       8,843       8,131       8,410       8,309        9,417
                                 --------    ---------    -------    --------     -------    --------     -------     --------
Income (loss) from
  operations...................   (10,186)          79        348        (757)      1,457       1,747       2,055        2,258
Interest income................        29            6          1           6          60           3           3            1
Interest and other expense,
  net..........................      (112)         (19)       (54)        (93)       (134)       (121)       (259)        (293)
                                 ---------    ---------    -------    --------    -------    --------     -------     --------
Income (loss) before income
  taxes........................   (10,269)          66        295        (844)      1,383       1,629       1,799        1,966
Provision for income taxes.....        31           --         30         100         207         244         270          295
                                 ---------    ---------    ------    --------     -------    ---------    -------    --------
Net income (loss)..............  $(10,300)     $    66     $  265     $  (944)    $ 1,176     $ 1,385     $ 1,529     $  1,671
                                 ========      =======     ======    ========     =======     =======     =======     ========
Net income (loss) per share....    $(1.06)        $.01       $.03       $(.09)       $.11        $.12        $.13         $.14
                                 ========      =======     ======    ========     =======     =======     =======     ========
Weighted average number of
  shares outstanding...........     9,751        9,826     10,363      10,365      11,166      11,601      11,921       12,327
                                 ========      =======     ======    ========     =======     =======     =======     ========
PERCENTAGE OF NET SALES:
Net sales......................       100 %        100%       100%        100 %       100%        100%       100%        100 %
Cost of sales..................        54           49         50          53          55          55         55          55
                                 ---------    ---------    -------    --------    -------    ---------    -------    -------
Gross margin...................        46           51         50          47          45          45         45          45
                                 ---------    ---------    -------    --------    -------    ---------    -------    -------
Operating expenses:
  Research and development.....        19           18         16          12          10          12         12          10
  Sales and marketing..........        43           22         23          24          23          20         19          21
  General and administrative...        14           10          9           7           5           5          5           5
  Restructuring and other
    costs......................        54           --         --           8          --          --         --          --
                                 ---------    ---------    -------    --------    -------    ---------    -------    --------
    Total operating expenses...       130           50         48          51          38          37         36          36
                                 ---------    ---------    -------    --------    -------    ---------    -------    --------
Income (loss) from
  operations...................       (84)           1          2          (4)          7           8          9           9
Interest and other expense,
  net..........................        (1)          --         --          (1)         (1)         (1)        (1)         (1)
                                 ---------    ---------    -------    --------    -------    ---------    -------    --------
Income (loss) before income
  taxes........................        (85)          1          2          (5)          6           7          8           8
Provision for income taxes.....        --           --         --           1           1           1          1           1
                                 ---------    ---------    -------    --------    -------    ---------    -------    --------
Net income (loss)..............       (85)%          1%         2%         (6)%         5%          6%         7%          7%
                                 =========    =========    ========   =========   =======    =========    ========   =========

     Net sales increased in each of the last eight quarters, from $12,056,000 in the first quarter of fiscal 1994, to $25,887,000 in the fourth quarter of fiscal 1995. These increases were primarily attributable to increased sales of central site remote network access products and, to a lesser extent, increased sales of high performance modems. Gross margin as a percentage of net sales was relatively constant except in the second and third quarters of fiscal 1994 when it increased due to changes in product mix.

     Net income increased in each of the last four quarters. The net loss in the first quarter of fiscal 1994 was attributable to a $6,500,000 restructuring charge recorded in that period and also to operating expenses that were established based on an anticipated level of net sales that was not attained. The net loss in the fourth quarter of fiscal 1994 was due to a $1,375,000 restructuring charge recorded in that period.

     Microcom's quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future. Such fluctuations may result in volatility in the price of the Company's Common Stock. Quarterly net sales and operating results may fluctuate as a result of a variety of factors including the timing of significant orders, the timing of product enhancements and new product introductions by Microcom and its competitors, the pricing of the Company's products, changes in product mix, changes in customers' budgets, competitive conditions, the proportion of international sales to total net sales, the proportion of sales made pursuant to the Company's various distribution channels and general economic conditions. The Company has historically operated with limited backlog because its products are shipped shortly after orders are received. The Company has often recognized a substantial portion of its net sales in the last month of the quarter. As a result, net sales in any quarter are substantially dependent on orders booked and shipped in the last month of a quarter. A small variation in the timing of orders is likely to adversely and disproportionately affect the Company's results of operations as the Company's expense levels are based, in part, on its expectations as to future net sales and only a small portion of the Company's expenses vary with its net sales. Moreover, Microcom's net sales may fluctuate based on the level of inventories of the Company's products maintained by the Company's resellers in any particular quarter. Accordingly, the Company believes that period to period comparisons of results of operations are not necessarily meaningful and should not be relied upon as indicative of future performance. Although the Company's net sales have increased and the Company has been profitable in recent quarterly periods, there can be no assurance that the Company's net sales will increase in future quarters or that the Company will remain profitable on a quarterly basis, if at all. Due to the foregoing factors, it is possible that in some future quarters the Company's results of operations will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash and equivalents decreased by $4,479,000 during fiscal 1995 to $863,000. Net cash used in operating activities was $8,449,000 in fiscal 1995, as compared to $1,848,000 used in operating activities in fiscal 1994. The decrease in cash was primarily due to the Company's substantial net sales growth in fiscal 1995 which required an additional investment in inventory and resulted in a corresponding increase in accounts receivable. Accounts receivable increased from $13,282,000 at March 31, 1994 to $22,183,000 at March 31, 1995.
Cash flows from investing activities included continued investments in software development costs of $4,922,000, costs associated with purchases of property and equipment in the amount of $2,567,000 and the purchase of assets from mbp in the amount of $1,716,000.

     At March 31, 1995, the Company had a bank revolving credit facility which allowed the Company to borrow up to an amount (the "Maximum Borrowing Amount") equal to the lesser of (i) $16,000,000 or (ii) an amount based on the Company's eligible accounts receivable and inventory. The Maximum Borrowing Amount is reduced by amounts which may be drawn on outstanding letters of credit and bankers' acceptances and by a percentage of the Company's exposure under foreign currency exchange contracts. Interest on borrowings is at the banks' prime rate (9% at March 31, 1995) plus 2%. At March 31, 1995, the Company had letters of credit of $2,619,000, bankers' acceptances of $195,000 and borrowings under the credit facility of $12,020,000. The portion of foreign exchange contracts which reduce the availability of the borrowings under the credit facility at March 31, 1995 was $78,000. The remaining amount available to borrow under the credit facility at March 31, 1995 was $1,088,000. Under the terms of the credit facility, which expires in March 1996 and is secured by substantially all of the Company's assets, the Company is required to comply with certain covenants, including maintaining minimum levels of profitability, tangible net worth and liquidity and not exceeding specified debt to net worth ratios. The terms of the credit facility also prohibit the Company from paying cash dividends. At March 31, 1995, the Company was in compliance with all covenants.


     Since its inception, the Company has met its liquidity requirements through cash provided by operations, public and private stock offerings, short-term borrowings from banks, lease arrangements for facilities and equipment and dispositions of product lines. The Company believes that the proceeds the Company receives from this offering, together with its cash and equivalents, credit facility availability and cash provided by operations, will be adequate to fund the Company's operations through fiscal 1997.

BACKLOG

     The Company's backlog, which consists of customer purchase orders for products to be shipped within 90 days, was $4,986,000 and $3,844,000 at March 31, 1994 and 1995, respectively. Since customers may cancel or reschedule orders without significant penalty, the Company does not believe that the backlog is indicative of future trends in the Company's business.

                                    BUSINESS

     Microcom is a leading provider of remote network access solutions. The Company's products enable users to access and communicate with on-line computer networks, such as the Internet, America Online, CompuServe and Prodigy, and corporate networks from remote locations. The Company was founded in 1980 as a developer of data communications software, high performance modems and related technologies. Beginning in the early 1990s, the Company responded to changes in the data communications industry by undertaking a series of strategic initiatives designed to reposition the Company to address the needs of the remote network access market. By leveraging its technology and expertise, the Company has developed a broad line of remote network access products.

     Microcom's products serve both central site network managers and individual remote users. Products designed for the central site include the High Density Management System (HDMS) -- a dial-up access management system; and LANexpress
- -- remote local area network (LAN) access systems which include expressWATCH, a comprehensive remote network access management solution. Products designed for the individual remote user include high performance V.34 (28.8 Kbps) PCMCIA, desktop and other modems; Carbon Copy remote control/remote PC access software; LANexpress Remote client software, a remote node and remote control LAN access product; and ISDN terminal adapters.

     The Company's customers include (i) Internet and on-line service network access providers, such as Sprint, (ii) Corporate 2000 companies, such as American Airlines, Inc., Blockbuster Entertainment Corporation, NYNEX Corporation and State Farm Insurance Company, (iii) large international corporations, (iv) governmental agencies and universities and (v) individual remote users seeking to access the Internet, on-line services and corporate networks. The Company distributes its products through direct sales and multiple indirect channels, including VARs, distributors and OEMs in the United States and international markets.

     Microcom is committed to being a leader in the development and implementation of standards for remote network access products. For example, in 1983 the Company introduced the Microcom Networking Protocol (MNP), a communications standard incorporated into the majority of modems sold today. The latest version, MNP 10EC, enhances the operation of modem communications over the cellular network. Most recently, Microsoft incorporated the Company's Advanced Parallel Technology (APT) into its Windows 95 operating system enabling high performance remote network access connections.

INDUSTRY BACKGROUND

     Significant changes in computer-based information systems have occurred over the last decade. Historically, information stored in computer databases could only be accessed by terminals or PCs emulating terminals directly connected to a central or host computer. Remote users wishing to access information over the public switched telephone network used a modem to dial from their terminal or computer into another modem which was usually connected directly to the central or host computer.

     Beginning in the late 1980s, the following factors changed the nature of, and increased the demand for, remote network access:

     Growth of the Internet and On-line Services. The number of users of the Internet and on-line services such as America Online, CompuServe and Prodigy has grown rapidly in recent years. It is estimated that the number of users linked to the Internet has grown from less than 2 million in 1992 to approximately 30 million today. This growth is due to increased use of electronic mail ("e-mail") and the proliferation of databases and other information services such as the World Wide Web.

     Development of Distributed, Client/Server Computing. With the development of LANs, it became possible for information to be stored on a number of computers which were connected to each other and located within a building or campus. Simultaneously, the advent of new communications products such as hubs, bridges and routers, allowed multiple LANs to be integrated into distributed, enterprise-wide computing networks. To take advantage of these distributed computer networks, products utilizing client/server architecture, including relational databases, e-mail and file and printer sharing were introduced to collect, retrieve and distribute information. Distributed computing and client/server based software are now being used on a corporate enterprise-wide and departmental basis to run mission critical processes and to provide the primary means for corporate communication.

     Growth in Mobile, Remote and Home Offices. Corporations, governmental agencies, universities and other organizations are increasingly looking to control costs while providing their employees with access to essential information and resources to perform their jobs efficiently and effectively from any location. The proliferation of notebooks and home computers is allowing a newly created remote workforce to work from home or on the road. To remain productive, these users must be able to access their corporate distributed networks from remote locations.

     Technological Advances. Advances in modem technology (such as the V.34 standard) and switched digital service technology (such as ISDN) are helping to increase the speed of network communication, which is a key user requirement for remote network access. In addition, the introduction of sophisticated network management software technology enables the diagnosis, management and reconfiguration of the numerous network access points and unattended remote locations from a central site on a cost-effective basis.

MARKETS

     These factors have created an enormous growth in the number of remote users seeking to connect to the Internet and on-line services through network access providers and to information on corporate networks. As a result, the need for hardware and software products to support, expand and enhance remote network access has created a number of rapidly growing markets.

     Network access providers are responsible for linking millions of remote users to the Internet and on-line services each day and require substantial amounts of equipment including modems, ISDN interfaces, management software, routers, switches and access servers. Since many of the access points for these networks are in unattended locations, reliable equipment that is easily diagnosed, managed and reconfigured via software from a central site is essential. In addition, since network access providers charge for their services based on the duration of the connection, they require systems that permit remote users with many different brands of modems to establish and maintain connections with the network.

     Enterprise computing networks are large scale, diverse, distributed computing and client/server networks. To support the extensive remote network access demands, these corporate networks require multiprotocol, multifunction access servers and a large number of modems and ISDN interfaces to support numerous users on diverse hardware and software platforms. Due to the size and complexity of the enterprise network, management software to diagnose, configure and troubleshoot the remote access aspects of the network is critical. Enterprise network managers also require reliability, connectability and ease of use and installation of all products. Finally, with increased occurrences of unauthorized computer access and theft of services and information, security has become a key requirement for developing and operating remote network access capabilities for the enterprise network.

     Departmental computing networks are typically characterized by a limited number of remote users requiring access to a smaller, less complicated corporate network. As a result, only 2 to 16 dial-up connection points (ports) and support for only the most popular networking protocols is typically required. Since departmental networks generally are managed by a smaller management information systems staff, remote access equipment for this market must be easy to install and use. Although access security and network management are important, these features are generally less extensive than in the enterprise network environment.

     In addition to the hardware and software necessary to serve the needs of central site network managers, remote users need reliable, high performance communications hardware and easy to use software to access the information residing on the various types of networks.

THE MICROCOM SOLUTION

     In an effort to address the diverse needs of these rapidly growing markets, the Company has developed and offers a broad range of remote network access products. The following are the key attributes of the Microcom solution:

     Broad Product Range. The Company's broad remote network access product line serves both central site network managers and remote users in each of the remote network access markets. HDMS serves on-line network and Internet access providers and enterprise network managers. LANexpress serves both enterprise and departmental network managers. Remote users can utilize the Company's modems and ISDN terminal adapters, LANexpress Remote client software and Carbon Copy software to access on-line services, the Internet and corporate networks, on both the enterprise and departmental level.

     Remote Access Management. The Company's central site dial access products provide comprehensive management capabilities in order to control effectively both operations and costs. The key management capabilities include configuration, diagnostics, cost management and capacity planning.

     Remote Access Security. Microcom pioneered the use of security at the dial connection level rather than relying solely on the security measures of the host computer. The Company has developed a wide variety of security mechanisms, including user authentication, call-back schemes (fixed and roving), encrypted user information and embedded modem security keys designed to keep potential "hackers" from completing the dial connection into the network or host computer. Without the connection in place, potential hackers cannot attempt unauthorized access to the underlying network or host computer.

     Comprehensive Connectivity. Through the use of proprietary firmware, the Company's central site products are designed to connect to a broad range of popular modem brands and stay connected regardless of prevailing line conditions.

     High Quality, Reliable Products. The Company's products go through extensive development and quality assurance testing before shipment to customers. The Company has quality assurance personnel on-site on a full-time basis at the manufacturing facilities of the Company's off-shore manufacturers. This has resulted in the Company's products attaining a reputation with customers for quality and reliability.

     Ease of Installation and Use. The Company's LANexpress, Carbon Copy and modem products are utilized by departmental network managers and individual remote users. Since these users typically lack significant technological resources, products targeted at these customers need to be easy to install and use. The Company has specifically designed its LANexpress, Carbon Copy and modem products to be readily installed without technical support. In addition, LANexpress Remote and Carbon Copy software incorporate user-friendly, graphical user interfaces.

RECENT REPOSITIONING AND STRATEGY

     In the early 1990s, the Company responded to changes in the data communications industry by undertaking a series of strategic initiatives and restructurings designed to reposition the Company to address the needs of the emerging remote network access market. First, in response to customers' demands for certain central site remote network access products and emerging market trends, the Company redirected its strategic focus to the HDMS products by increasing research and development expenditures and accelerating introduction of enhancements to these products. Second, beginning in 1991, the Company reviewed each of its product lines. This process led to the disposition of certain non-core products including (i) Virex, a virus detection and correction program, (ii) Relay, a PC mainframe terminal emulation package, and (iii) LANlord, a desktop management software package. Third, in July 1993, the Company restructured its sales force, increased the number of application engineers and implemented new sales and marketing strategies focused specifically on the sale of remote network access products to Corporate 2000 customers and large international corporations. Fourth, the Company appointed Roland Pampel as President, Chief Executive Officer and a Director of the Company. Finally, the Company recently completed two acquisitions of ISDN technology to broaden the Company's remote network access product offerings.

     The Company's objective is to continue to be a leading provider of remote network access solutions. The Company's strategy to achieve this objective is comprised of the following elements:

     Continue Focus on Remote Network Access Market. The Company will continue to focus on the remote network access market and to develop new products and enhancements to meet or exceed the evolving requirements of both the central site network manager and the remote user.

     Maintain Technology Leadership. The Company intends to continue to invest in research and development of products to meet its customers' needs. The Company believes that the expertise it has developed in creating its existing products will permit it to enhance these products, develop new products and respond to emerging technologies in a cost-effective and timely manner.

     Leverage Existing Customer Base. The Company believes that many of its existing customers will continue to purchase remote network access products. Through its multiple sales channels, the Company intends to aggressively market new products and enhancements to its existing customers. The Company also believes that its installed base represents an important source of references for new customers, particularly telecommunications companies.

     Develop and Expand Strategic Relationships. The Company plans to continue to develop strategic relationships with telecommunications network service providers, equipment providers, OEMs and software vendors in order to enhance Microcom's product development activities and leverage shared technologies and joint marketing efforts.

     Expand Worldwide Distribution. The Company plans to continue to develop demand for its remote network access products both domestically and internationally. The Company intends to expand its channels of distribution and strengthen its sales and marketing support for existing VARs and distributors.

PRODUCTS

        As illustrated below, the Company offers a broad range of remote network access products for central site network managers and individual remote users.

        [Chart with pictures of the following products of the Company:

        Under the "Remote Site" Heading, LANexpress Remote, TravelCard FAST, DeskPorte FAST/ISDN Terminal Adapter and Carbon Copy.

        Under the "Central Site" Heading, HDMS is connected by a double line to a bubble entitled "Internet On-line Services." HDMS and LANexpress are connected by double lines to a bubble entitled "Corporate Network." All of the pictures are connected by lines to a bubble in the middle of the chart entitled "Public Switched Telephone Network."]


     HDMS - High Density Management System. This product is a central site remote access management system for dial-up networks. HDMS provides network access managers with robust remote access security and management capabilities, including real-time monitoring and control, alarm threshold processing, operational statistics, modem control and the ability to reconfigure the system from a central management location. HDMS is designed to be highly reliable, operate with a wide range of modems and provide a high rate of connection. The product is capable of handling modem data rates up to 28.8 thousand bits per second (Kbps) and throughput rates up to 115.2 Kbps. HDMS includes a chassis for installing up to 16 dual modem cards (32 modems), an Intelligent Network Controller (INC) to manage the modems as one integrated unit and an optional T1 interface to bring high speed digital T1 and fractional T1 circuits to the chassis. The HDMS INC can manage up to 8 chassis containing up to 254 modems.

     LANexpress. This product is a fully integrated remote LAN access solution. LANexpress combines server hardware and software, client software and management applications software, providing remote users with easy to use, reliable, secure access, via dial or cellular links, to information residing on enterprise LANs. The LANexpress server provides the network connection for dial-up access into Ethernet or token ring networks. The product's multiprotocol networking capabilities can support virtually all network environments, including IP, Novell IPX, NetBIOS, Banyan Vines, DECNet and other legacy protocols. Containing
V.34 modems, the LANexpress server supports high performance, sustained transfer speeds over 100 Kbps simultaneously on 2 to 16 ports. Remote PC users can connect to the network with LANexpress Remote client software, an easy to use, graphical user interface. The diverse requirements of remote applications are addressed by integrating both remote node (best for interactive applications) and remote control (ideal for data intensive applications) into a single client software solution.

     The Company's expressWATCH management software allows comprehensive, real-time management of the LANexpress system from any PC running Windows on the network. Network managers with expressWATCH can configure, control and monitor all components of the system (including the server, server modems and remote client) using the standard Simple Network Management Protocol (SNMP). expressWATCH can also be employed at a remote location to manage the system over a dial-up connection.

     Modems. The Company has been developing high speed, error correcting modems since 1982. In 1983, the Company introduced the Microcom Networking Protocol (MNP), a communications standard incorporated into the vast majority of modems sold today. The most recent version, MNP 10EC, optimizes the operation of modem connections over the cellular network. The Company's latest 28.8 Kbps modems, such as the DeskPorte FAST and TravelPorte FAST, are based on the industry standard V.34 technology. These products are available in desktop, portable, PCMCIA, internal and rackmountable models.

     The Company's Advanced Parallel Technology (APT), which is incorporated into its modems, allows transmission of data through the parallel port of a PC instead of the serial port, achieving throughput rates of up to 300 Kbps as compared to up to 115.2 Kbps for other modems using the serial port. The Company's modem products are designed to meet the needs of remote users of enterprise and departmental networks by providing sophisticated security capabilities, advanced features such as remote upgrade capability, and a high degree of reliability and performance.

     Carbon Copy. Carbon Copy is a remote control/remote PC access software package which enables remote users to communicate with PCs running either Windows or DOS. Mobile professionals, staff at branch offices and employees working at home use Carbon Copy to access data and applications located on remote PCs, bulletin board services or LANs. Carbon Copy enables internal help desks to support PC users on corporate LANs, and allows technical support groups and VARs to provide application support and training to external users. Carbon Copy's features include a terminal emulator, comprehensive file transfer (including file synchronization and crash recovery capabilities), a software communications gateway (enabling users to dial in to a common PC and allowing LAN-based PC users to dial out), NetBIOS and Novell IPX support, and NetWare LAN support.

     ISDN Terminal Adapters. The Company's Solis-L ISDN cards and associated software provide a Basic Rate Interface (BRI) while the Solis-F ISDN card provides the same functionality as the Solis-L plus analog dial and fax connectivity. Both cards use on-board processing to provide higher performance through embedded protocol support and data compression. In addition to supporting a range of third party software applications, these cards are sold with access applications software, allowing users to build systems for LAN to LAN and remote user to LAN connectivity for Novell networks.

CUSTOMERS

     The Company markets its products to a broad range of domestic and foreign organizations and individuals. The target customers for the Company's central site remote network access products are Internet and on-line service access providers (including major telecommunications companies), the Corporate 2000, large international corporations, universities and governmental agencies. The Company's remote site PC software and modems are sold to both businesses and individuals. The following selected customers have purchased from the Company or its resellers at least $50,000 of the Company's products since the beginning of fiscal 1995. The Company believes that these customers are representative of the Company's customers generally.

HDMS                                        LANEXPRESS
- -------                                     -------------
  Bell-Northern Research Ltd.                 American Cyanamid Company
  NYNEX Corporation                           Broken Hill Petroleum
  Sprint Corporation                          Cargill Incorporated
  Storage Technology Corporation              South Africa Power Association
  Tele-Communications, Inc.                   U.S. Air Force Academy
  University of Tennessee                     U.S. Department of Labor

CARBON COPY                                 MODEMS
- --------------                              ---------
  Automatic Data Processing, Inc.             American Airlines, Inc.
  Eli Lilly and Company                       BellSouth Corporation
  Simplex Time Recorder Co.                   Blockbuster Entertainment Corporation
  United States Golf Association              SafeCo Insurance Company
  Whitmire Ltd.                               State Farm Insurance Company

     Sprint accounted for 24% and 13% of the Company's net sales in fiscal 1995 and 1994, respectively. No single customer accounted for more than 10% of the Company's net sales in fiscal 1993. Sprint is not obligated to make any minimum level of future purchases from the Company or to provide the Company with binding forecasts of product purchases for any future period. While the Company expects that Sprint will continue to be a significant customer, the Company anticipates that overall net sales to Sprint in fiscal 1996 will be significantly less than in fiscal 1995. Although the Company has recently established a relationship with another major telecommunications carrier, there can be no assurance that the Company will make any significant sales to such carrier or that sales to it and other telecommunications carriers will offset any decline in sales to Sprint. The failure to achieve and maintain significant sales to telecommunications carriers or to offset any decline in sales to Sprint would have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's agreements with VARs, distributors and OEMs are typically non-exclusive and in many cases may be terminated by either party without cause, and many of the Company's VARs, distributors and OEMs carry competing product lines. Therefore, there can be no assurance that any VAR, distributor or OEM will continue to represent the Company's products and the loss of important VARs, distributors or OEMs could adversely affect the Company's business, results of operations and financial condition.

CUSTOMER SERVICE AND SUPPORT

     The Company is committed to providing strong customer service and support. The Company's customer service organization assists both resellers and end users with product configuration, installations and interoperability issues. Service and support are provided by telephone and remote dial-up access to customer installations. The Company also provides on-site, faxback and on-line bulletin board services. The Company provides service and support to its international end users through its independent distributors.

     The Company's products have warranties of up to five years. In addition, the Company provides a variety of fee based services, including extended warranties, priority exchange of defective products and premium toll-free support. The Company also offers various training courses for its resellers and end user customers.

SALES AND MARKETING

     The Company sells its products through direct sales and multiple indirect distribution channels, including VARs, distributors and OEMs. In fiscal 1995, sales through indirect distribution channels accounted for approximately 66% of the Company's net sales.

     In North America, the Company has relationships with approximately 40 VARs through which the Company sells its HDMS, LANexpress and modem products. These VARs concentrate on large sales opportunities, providing integrated solutions to network access providers, Corporate 2000, universities and governmental agencies. In addition, the Company sells Carbon Copy, LANexpress and certain of modem products through a two-tiered distribution channel in which the Company sells to distributors who in turn sell to resellers such as computer retail chains, mail order houses and independent VARs. These resellers generally sell directly to corporate and individual end users.

     Outside of North America, the Company's products are sold by independent distributors whose principal markets are Australia, The Czech Republic, Denmark, France, Germany, Hong Kong, Israel, Italy, Japan, the Netherlands, Norway, South Africa, Spain, Sweden and the United Kingdom.

     The Company supports its domestic and international VARs and distributors by providing product training, evaluation products, regular mailings of product, promotional and technical materials, and reseller and end-user telephone technical support, and by participating in cooperatively funded marketing programs including trade shows and seminars. The Company also works closely with its VARs in selling and servicing major accounts and believes that such collaboration is necessary for the successful implementation of the Company's remote network access solutions. The Company promotes corporate and product awareness and generates sales leads through a variety of means, including advertisements in major industry trade publications, participation in industry trade shows, seminars and direct mail.

     The Company has sales and support offices in California, Colorado, Georgia, Illinois, Massachusetts, New Jersey, New York, Texas, Virginia as well as in Australia, England, France, Germany and Singapore. As of May 1, 1995, the Company's sales and marketing organization consisted of 73 employees. No single VAR, distributor or OEM individually accounted for more than 10% of the Company's net sales in fiscal 1993, 1994 or 1995.

RESEARCH AND DEVELOPMENT

     The market for Microcom's products is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products and enhancements. Microcom's future success will depend in part on its ability to enhance its existing products and to introduce new products and enhancements on a timely basis to meet and adapt to changing customer requirements, evolving industry standards and emerging technologies. The Company is also committed to ongoing support of and participation in industry standards activities which affect the remote network access market.

     The Company emphasizes modular software and hardware design, using core components of its key technologies across its various product lines. The Company believes that this not only accelerates time to market, but also provides greater reliability by using proven designs in multiple product applications. A variety of design and development processes and tools are employed to ensure timely product introductions and that potential problems are detected early in the design and development cycle.

     To be competitive in the international marketplace, the Company obtains country specific certification for its modem and ISDN products. To date, the Company has successfully certified its products for use in numerous countries, with ongoing programs to obtain certification in additional countries and to certify new products as they are introduced. The modular design of the Company's software products facilitates foreign language translations.

     There can be no assurance that Microcom will be successful in developing, manufacturing and marketing new products or product enhancements that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or that its new products will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable, for technological or other reasons, to develop new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, results of operations and financial condition would be materially and adversely affected. In addition, there can be no assurance that services, products or technologies developed by others will not render Microcom's products or technologies uncompetitive or obsolete. The introduction of new or enhanced products also requires the Company to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. There can be no assurance that the Company will successfully manage the transition to new products. The failure to manage any such transition successfully could have a material adverse effect on the Company's business, results of operations and financial condition.

COMPETITION

     The market for remote network access products is highly competitive. In the central site remote network access market, the Company competes with remote LAN access server vendors such as Shiva Corporation, Digital Communications Associates, Inc., Novell, Inc. and 3Com Corporation and vendors of dial-up access management systems such as U.S. Robotics Corporation, Primary Access Corporation (recently acquired by 3Com Corporation) and Motorola, Inc. The Company also faces increasing competition from OS and NOS vendors such as Microsoft Corporation, Novell, Inc. and International Business Machines Corporation who are including remote access capabilities in their products. In the remote site PC communications software market, the Company competes with a number of providers of remote control, file transfer and remote LAN access software, including Symantec Corporation, Stac Electronics, Inc. and Shiva Corporation. The Company's remote site modems compete with those of U.S. Robotics Corporation, Hayes Microcomputer Products, Inc. and Practical Peripherals, Inc. Increased competition could result in price reductions and loss of market share which would materially and adversely affect Microcom's business, results of operations and financial condition. The Company believes that its ability to compete successfully depends on a number of factors, including price, product features, product quality, performance and reliability, name recognition, international certification, experienced sales, marketing and service organizations, development of new products and enhancements, evolving industry standards, and announcements by competitors. Many of Microcom's current and potential competitors have significantly greater financial, marketing, technical and other resources than Microcom. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than the Company. The Company also expects competition to increase as a result of industry consolidations. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to address the remote network access needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that Microcom will be able to continue to compete successfully with existing or new competitors or that competitive pressures faced by the Company would not materially and adversely affect its business, results of operations or financial condition.

MANUFACTURING

     The Company uses subcontractors to manufacture all of its products. These manufacturers provide Microcom with fully tested, finished products built to the Company's specifications. The Company's HDMS, LANexpress and modem products are manufactured primarily by subcontractors in China, Malaysia, Singapore and Hong Kong. A subcontractor in Massachusetts produces the Company's software products and also provides warehousing and distribution services to the Company. Microcom's internal manufacturing operations consist of materials planning and procurement, product modifications to meet foreign country requirements, final assembly, factory testing and quality control. In addition, Microcom quality assurance personnel are on-site full-time at the manufacturing facilities of the Company's subcontractors performing various tests and quality assurance procedures. To date, the Company has not experienced significant manufacturing defects or customer returns of products. As of March 31, 1995, the Company employed 30 persons in the areas of manufacturing and quality assurance. Reliance on foreign manufacturers involves a number of risks, including unexpected changes in regulatory requirements and tariffs, difficulties enforcing agreements, exchange rate fluctuations, difficulties enforcing intellectual property rights, difficulties obtaining export licenses, the imposition of withholding or other taxes, embargoes or exchange controls or the adoption of other restrictions on foreign trade.

     Certain components used in the Company's products are available from a single source, and others are available only from limited sources. In certain circumstances, despite the availability of multiple sources, the Company may select a single source in order to maintain quality control and develop a strategic relationship with the supplier. In addition, certain components used in the Company's products are only available from a single supplier or a limited number of suppliers. Components for the Company's products which are only available from a single supplier include certain semiconductor components used in the Company's modems sourced from Rockwell and the power supply component obtained from TDK for the Company's PCMCIA modem. It was recently reported that Rockwell would be required to allocate among its customers, including Microcom, the supply of a certain component incorporated into V.34 modems. This component is included in the Company's HDMS, LANexpress and modem products. If Rockwell is unable to supply sufficient quantities of this component to the Company on a timely basis, it would cause a delay in Microcom's product shipments and such delay would have a material adverse effect on the Company's business, results of operations and financial condition. The Company believes, however, that it will be able to obtain from Rockwell sufficient quantities of the component to satisfy its anticipated requirements. The Company generally purchases single or limited source components pursuant to purchase orders and has no guaranteed supply arrangements with its suppliers. Further, the availability of many of these components is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of its future requirements. A reduction or interruption in supply of these components could result in delays or reductions in product shipments which would materially and adversely affect the Company's business, results of operations and financial condition and could damage customer relationships. The Company may also be subject to increases in component costs, which could also have a material adverse effect on the Company's business, results of operations or financial condition.

PROPRIETARY RIGHTS

     The Company's success and ability to compete is dependent in part upon its ability to protect its proprietary technology. The Company relies on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect its proprietary technology. The Company currently holds fourteen United States patents, three of them involving ISDN technology, and has five United States patent applications and two foreign patent applications pending in a number of jurisdictions. There can be no assurance that patents will be issued with respect to pending or future patent applications or that the Company's patents will be upheld as valid or will prevent the development of competitive products. The Company's United States patents expire between 2004 and 2011. The Company has not sought foreign patents for some of its technologies, including technologies which have been patented in the United States, which may adversely effect the Company's ability to protect its technologies and products in foreign countries. The Company generally enters into confidentiality or license agreements with its employees, distributors, customers and potential customers and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company is also subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of others. From time to time the Company has received claims of infringement of other parties' proprietary rights. In addition, the Company periodically reviews recent patents that have been issued to third parties. As a result of such reviews, the Company has from time to time identified and investigated the validity and scope of issued patents for technologies similar to, or related to, the Company's technologies. Although the Company believes that it does not infringe the valid patents of others, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. The failure to obtain such royalty or licensing agreements on a timely basis would have a material adverse effect upon the Company's business, results of operations and financial conditions.

EMPLOYEES

     As of March 31, 1995, the Company employed 309 persons, including 73 in sales and marketing, 48 in customer service, 108 in research, development and related engineering activities, 30 in manufacturing and 50 in executive and administrative activities. None of the Company's employees is represented by a labor union and the Company has not experienced any work stoppages. Management believes that the Company's relations with its employees are good. Microcom believes that its future success will depend in large part upon its ability to attract and retain highly skilled engineering, managerial, sales, marketing and product development personnel. Except with respect to the President and Chief Executive Officer, the Company does not have employment contracts with its key personnel and does not maintain any key person life insurance policies. Competition for such personnel is intense, especially in the areas of engineering and sales and marketing. The loss of key management or technical personnel could materially and adversely affect the Company's business, results of operations and financial condition, and there can be no assurance that Microcom will be successful in attracting and retaining the personnel required to engineer, manage, market or develop its products and conduct its operations successfully.

FACILITIES

     The Company's executive offices and its principal engineering and marketing operations are located in a 101,000 square foot leased facility in Norwood, Massachusetts. The lease for this facility expires in fiscal 2002, subject to the Company's option to extend the term for up to an additional five years. The Company also leases sales offices in California, Colorado, Georgia, Illinois, Massachusetts, New Jersey, New York, Texas, Virginia, as well as Australia, England, France, Germany and Singapore. The Company believes that these facilities will be adequate to meet its requirements for the foreseeable future and that suitable additional or substitute space will be available as needed.

LEGAL PROCEEDINGS

     The Company is not party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                  NAME                       AGE                      POSITION
- ----------------------------------------     ----     ----------------------------------------
Roland D. Pampel........................      60      President, Chief Executive Officer and
                                                      Director
Richard A. Barbari......................      55      Executive Vice President, Marketing and
                                                      Latin America and Africa Sales
Lewis A. Bergins........................      56      Executive Vice President, International
                                                      Sales and Corporate Strategy and
                                                      Development
Peter J. Minihane.......................      46      Executive Vice President, Chief
                                                      Financial Officer and Treasurer
Gregory Pearson.........................      49      Senior Vice President, Technology
                                                      Management
William Andrews.........................      40      Vice President, North American Sales
Eugene Y. G. Chang......................      41      Vice President, ISDN Technology
Jerry L. Falk...........................      46      Vice President, Hardware Development
Mark J. Freitas.........................      38      Vice President, Systems Management and
                                                      Customer Support
Joseph P. King, Jr......................      45      Vice President, Operations
Elizabeth H. Rock.......................      36      Vice President, Corporate Communications
James M. Dow............................      44      Director (Chairman)
Fred L. Luconi..........................      53      Director (Vice Chairman)
Donald G. Kennedy.......................      69      Director
John C. Rutherford......................      45      Director
Michael I. Schneider....................      58      Director

     Mr. Pampel has served as President, Chief Executive Officer and a Director since March 1994. He is currently serving as a Class I Director for a term expiring at the 1995 Annual Meeting of Stockholders. From September 1991 to February 1994, Mr. Pampel was Chief Executive Officer, President and a Director of Nicolet Instrument Corporation, a manufacturer of biomedical and analytical instruments. From July 1989 to August 1991, he was Chief Executive Officer, President and a Director of Bull HN Information Systems Inc., a computer manufacturer. Since August 1993, Mr. Pampel has served on the board of directors of Best Power Technology, Inc., a manufacturer of power technology and backup recovery products.

     Mr. Barbari has served as Executive Vice President, Marketing and Latin America and Africa Sales since May 1994. From 1992 to April of 1994, Mr. Barbari was Director of Operations of Nicolet Instrument Corporation, a manufacturer of biomedical and analytical instruments. From 1989 to 1992, he was Chief Executive Officer and Chairman of the Board of Ultimap Corporation, a geographic information systems software company which filed for and emerged from reorganization proceedings under Chapter 11 of the Bankruptcy Code during this period.

     Mr. Bergins joined the Company in 1982 and has served as Executive Vice President, International Sales and Corporate Strategy and Development since June 1994.

     Mr. Minihane joined the Company in 1985 and has served as Executive Vice President, Chief Financial Officer and Treasurer since January 1989. He has been a director since May 1993 of Datawatch Corporation, a software company.

     Mr. Pearson joined the Company in 1986 and has served as Senior Vice President, Technology Management since April 1990.

     Mr. Andrews has served as Vice President, North American Sales of the Company since February 1992. From January 1987 to January 1992, Mr. Andrews was employed by Bitstream Inc., a digital type and software company, as Vice President, Sales and Marketing.

     Mr. Chang rejoined the Company in 1995 as Vice President, ISDN Technology. From November 1990 to January 1995, Mr. Chang was President and a Director of Extension Technology Corp., which was acquired by the Company in January 1995. From 1984 to 1990 Mr. Chang was employed by the Company as a product manager for ISDN products.

     Mr. Falk joined the Company in 1984 and has served as Vice President, Hardware Development since April 1991.

     Mr. Freitas joined the Company in 1986 and has served as Vice President, Systems Management and Customer Support since May 1994.

     Mr. King has served as Vice President, Operations since June 1992. From 1986 to June 1992, he was Vice President of Operations and Engineering at Alloy Computer Products Inc., a computer manufacturer.

     Ms. Rock joined the Company in January 1991 and has served as Vice President, Corporate Communications since June 1994. From August 1988 to June 1990, Ms. Rock was with Microamerica, Inc., a microcomputer distributor, as Director, Marketing Communications.

     Mr. Dow, a founder of the Company, has served as a Director, and until March 1994 as its President and Chief Executive Officer, since the Company's organization in October 1980. He was named Chairman of the Board when the position was created in January 1994. Mr. Dow is currently serving as a Class III Director for a term expiring at the 1997 Annual Meeting of Stockholders.

     Dr. Luconi has served as a Director of the Company since October 1992. He was named Vice Chairman of the Board when the position was created in January 1994. Dr. Luconi is currently serving as a Class III Director for a term expiring at the 1997 Annual Meeting of Stockholders. Since January 1992, Dr. Luconi has been a visiting faculty member at the Sloan School of Management of the Massachusetts Institute of Technology and a private investor. From January 1988 to March 1991, Dr. Luconi served as President of Index Technology Corporation (the predecessor of Intersolv Inc.), a developer and manufacturer of application software.

     Mr. Kennedy has served as a Director of the Company since November 1985. He is currently serving as a Class I Director for a term expiring at the 1995 Annual Meeting of Stockholders. Since March 1985, Mr. Kennedy has been an independent management consultant and since 1987 he has been a member of the Board of Arbitrators of the American Arbitration Association.

     Mr. Rutherford has served as a Director of the Company since January 1994. He is currently serving as a Class II Director for a term expiring at the 1996 Annual Meeting of Stockholders. Mr. Rutherford has been a Managing Director and a principal stockholder of The Parthenon Group, Inc., a management consulting investment company, since its founding in July 1991. From 1974 to April 1990, Mr. Rutherford held various executive positions, including that of Director, at Bain & Company, Inc., a management consulting company.

     Dr. Schneider has served as a Director of the Company since January 1986. He is currently serving as a Class II Director for a term expiring at the 1996 Annual Meeting of Stockholders. He has been employed by Data General Corporation since 1971 and has served as a Vice President in various management capacities since January 1979.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information known to the Company regarding beneficial ownership of the Company's Common Stock as of May 15, 1995, except as noted below, and as adjusted to reflect the sale of the Common Stock in this offering, by: (i) each stockholder who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) each executive officer of the Company; (iii) each director of the Company; (iv) all executive officers and directors of the Company as a group; and (v) the Selling Stockholders:

                                                 SHARES BENEFICIALLY                        SHARES TO BE
                                                   OWNED PRIOR TO           SHARES       BENEFICIALLY OWNED
                                                     OFFERING(1)             TO BE        AFTER OFFERING(1)
                                              -------------------------     SOLD IN     ---------------------
5% STOCKHOLDERS                                   NUMBER        PERCENT     OFFERING      NUMBER      PERCENT
- ---------------                               -------------    --------    ---------    ---------    --------
FMR Corp. and Edward C. Johnson 3d.........     1,036,700(2)      9.3%        --        1,036,700       7.3%
    82 Devonshire Street
    Boston, MA 02109

EXECUTIVE OFFICERS AND DIRECTORS
- --------------------------------
Roland D. Pampel...........................       335,000(3)      2.9%       15,000      320,000        2.2%
Richard A. Barbari.........................        45,700(4)      *           5,000       40,700        *
Lewis A. Bergins...........................       295,882(5)      2.6%       53,000      242,882        1.7%
Peter J. Minihane..........................       186,500(6)      1.7%       15,000      171,500        1.2%
Gregory Pearson............................        96,333(7)      *              --       96,333        *
William Andrews............................        79,333(8)      *              --       79,333        *
Jerry L. Falk..............................        70,112(9)      *          12,000       58,112        *
Mark J. Freitas............................       77,556(10)      *              --       77,556        *
Joseph P. King, Jr.........................       25,833(11)      *              --       25,833        *
Elizabeth H. Rock..........................       15,615(12)      *              --       15,615        *
Eugene Y. G. Chang.........................       16,666(13)      *              --       16,666        *
James M. Dow...............................      641,160(14)      5.6%           --      641,160        4.4%
Fred L. Luconi.............................      115,500(15)      1.0%           --      115,500        *
Donald G. Kennedy..........................       38,000(16)      *              --       38,000        *
John C. Rutherford.........................      583,619(17)      5.2%           --      583,619        4.1%
Michael I. Schneider.......................       79,752(18)      *              --       79,752        *
All executive officers and directors as a
  group (16 persons).......................    2,702,561(19)     21.7%      100,000     2,602,561      16.9%

OTHER SELLING STOCKHOLDERS
- --------------------------
Other Selling Stockholders
  (24 persons, each holding less
  than 1% of the Common Stock).............      100,000          *         100,000           --         --

- ---------------

   * Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares of Common Stock.

 (2) Consists of shares held by various investment companies (the "Funds") for which Fidelity Management & Research Company ("Fidelity"), a subsidiary of FMR Corp., acts as investment adviser. Mr. Johnson is chairman of the board of FMR Corp. Fidelity exercises voting power regarding such shares under guidelines established by the respective Funds' boards of directors. Each of FMR Corp., Fidelity and the respective Funds' board of directors has dispositive power with respect to such shares. This figure and the related information is as of April 30, 1995 and is based solely on information contained in filings made by FMR Corp. with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or in communications by FMR Corp. to the Company or the Company's representative.

 (3) Includes 320,000 shares subject to currently exercisable options.

 (4) Includes 5,000 shares subject to currently exercisable options.

 (5) Includes 69,115 shares subject to currently exercisable options and 54,882 shares held by Mr. Bergin's wife.

 (6) Includes 48,225 shares subject to currently exercisable options. Also includes 6,000 shares held for the benefit of Mr. Minihane's children, as to all of which shares Mr. Minihane disclaims beneficial ownership.

 (7) Includes 46,383 shares subject to currently exercisable options.

 (8) Consists of shares subject to currently exercisable options.

 (9) Includes 54,000 shares subject to currently exercisable options.

(10) Includes 69,015 shares subject to currently exercisable options and 3,546 shares held by Mr. Freitas' wife.

(11) Consists of shares subject to currently exercisable options.

(12) Consists of shares subject to currently exercisable options.

(13) Consists of shares subject to currently exercisable options.

(14) Includes 381,000 shares subject to currently exercisable options. Also includes 33,666 shares held for the benefit of certain members of Mr. Dow's family, as to all of which shares Mr. Dow disclaims beneficial ownership.

(15) Includes 16,000 shares subject to currently exercisable options and 21,000 shares as to which Dr. Luconi has shared voting and shared investment power with his wife. Also includes 2,500 shares held in trust for the benefit of certain members of Dr. Luconi's family, as to all of which shares Dr. Luconi disclaims beneficial ownership.

(16) Includes 16,000 shares subject to currently exercisable options.

(17) Consists of 280,000 shares held by Mr. Rutherford, 16,000 shares subject to currently exercisable options granted to Mr. Rutherford, 152,619 shares held by The Parthenon Group, Inc. ("Parthenon"), a management consulting and investment company of which Mr. Rutherford is a managing director and a principal stockholder, and 135,000 shares subject to currently exercisable options granted to Parthenon. These figures and the related information is based solely on information contained in filings made by Mr. Rutherford and Parthenon with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Exchange Act or in communications by them to the Company or the Company's representatives.

(18) Includes 16,000 shares subject to currently exercisable options and 38,500 shares as to which Dr. Schneider has shared voting and investment power with his wife.

(19) Includes 1,329,185 shares subject to currently exercisable options granted to such directors and executive officers.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company and the Selling Stockholders (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:

                        UNDERWRITERS                                 NUMBER OF SHARES
                        ------------                                 ----------------
          Dillon, Read & Co. Inc...................................
          Prudential Securities Incorporated.......................
          Needham & Company, Inc...................................

                                                                          ---------
               Total...............................................       3,200,000
                                                                          =========

     The Managing Underwriters are Dillon, Read & Co. Inc., Prudential Securities Incorporated and Needham & Company, Inc.

     If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The shares of Common Stock offered hereby are being offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at
such price less a concession not to exceed $       per share on sales to certain
dealers. The Underwriters may allow, and such dealers may reallow, a concession
not to exceed $       per share on sales to certain dealers. The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional 480,000 shares of Common Stock on the same terms per share. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby and only to cover overallotments made of the shares in connection with this offering.


     The Company has agreed that it will not, without the prior written consent of Dillon, Read & Co. Inc., sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 120 days from the date of the consummation of the offering, except
(i) shares of Common Stock issued pursuant to the exercise of outstanding options and (ii) options granted to its employees, officers and directors under its existing employee stock option plans so long as none of such options become exercisable during said 120 day period. The Company's officers and directors and certain stockholders who will hold in the aggregate 1,193,376 shares of Common Stock after the offering and who hold certain options to purchase Common Stock have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into, or exercisable or exchangea-ble for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 120 days from the date of the consummation of this offering.

     The Company and the Selling Stockholders have agreed in the Underwriting Agreement to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Managing Underwriters have informed the Company that the Underwriters will not confirm sales to discretionary accounts.

     In connection with this offering, certain Underwriters and selling group members or their affiliates may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of sales in this offering. Passive market making consists of, among other things, displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and all possible market making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Dillon, Read & Co. Inc. has provided financial advisory services to the Company during the past 12 months for which Dillon, Read & Co. Inc. received fees in the amount of $100,000 and the reimbursement of certain expenses.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Choate, Hall & Stewart (a partnership including professional corporations), Boston, Massachusetts. Brobeck, Phleger & Harrison, LLP (a limited liability partnership), New York, New York is acting as legal counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     The consolidated balance sheets as of March 31, 1994 and 1995 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995 included in this Prospectus, and the financial statement schedules incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included or incorporated by reference herein in reliance of said firm as experts in giving said reports.

     The financial statements of Extension Technology Corp. as of September 30, 1994 and for the year then ended incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994; (2) the Company's interim reports on Form 10-Q for the fiscal quarters ended June 30, 1994, September 30, 1994 and December 31, 1994; (3) the Company's report on Form 8-K filed with the Commission on January 20, 1995; and (4) the Company's Registration Statement on Form 8-A filed on April 28, 1987 registering the Company's Common Stock under
Section 12(g) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to the Chief Financial Officer of the Company, 500 River Ridge Drive, Norwood, Massachusetts 02062-5028, Telephone: (617) 551-1000.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................  F-2
Consolidated Balance Sheets...........................................................  F-3
Consolidated Statements of Operations.................................................  F-4
Consolidated Statements of Stockholders' Equity.......................................  F-5
Consolidated Statements of Cash Flows.................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Microcom, Inc.:

     We have audited the accompanying consolidated balance sheets of Microcom, Inc. (a Massachusetts corporation) and subsidiaries as of March 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microcom, Inc. and subsidiaries as of March 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
April 11, 1995

                                 MICROCOM, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                              MARCH 31,
                                                                         -------------------
                                                                           1994       1995
                                                                         --------   --------
                                           ASSETS
Current assets:
  Cash and equivalents (Note 1)........................................  $  5,342   $    863
  Accounts receivable, less reserves for doubtful accounts of $246
     and $250 at March 31, 1994 and 1995, respectively.................    13,282     22,183
  Inventories (Notes 1 and 6)..........................................     5,975     16,248
  Prepaid expenses and other current assets............................     1,130        822
                                                                         --------   --------
          Total current assets.........................................    25,729     40,116
Property and equipment, net (Notes 1 and 6)............................     5,357      5,683
Other assets, net (Notes 1, 6 and 8)...................................     7,367     11,989
                                                                         --------   --------
                                                                         $ 38,453   $ 57,788
                                                                         ========   ========

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of capitalized leases and short-term debt (Notes 9
     and 10)...........................................................  $    853   $ 12,543
  Accounts payable.....................................................     7,999      6,923
  Accrued restructuring costs (Note 2).................................     1,492      --
  Accrued expenses (Note 6)............................................     1,353      2,428
  Income taxes payable (Note 14).......................................        75        490
                                                                         --------   --------
          Total current liabilities....................................    11,772     22,384
                                                                         --------   --------
Long-term portion of capitalized leases (Note 9).......................       450        122
                                                                         --------   --------
Commitments and contingencies (Note 5)

Stockholders' equity (Note 11):
  Common stock, $.01 par value, authorized -- 30,000 shares, issued --
     11,442 and 12,088 shares at March 31, 1994 and 1995,
     respectively......................................................       114        121
  Capital in excess of par value.......................................    58,504     61,223
  Stock loans -- related parties.......................................    (1,612)    (1,942)
  Unrealized loss on marketable securities.............................      (534)       (33)
  Accumulated deficit..................................................   (27,350)   (21,589)
  Treasury stock, 981 shares at cost...................................    (2,613)    (2,613)
  Cumulative translation adjustment....................................      (278)       115
                                                                         --------   --------
          Total stockholders' equity...................................    26,231     35,282
                                                                         --------   --------
                                                                         $ 38,453   $ 57,788
                                                                         ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 MICROCOM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED MARCH 31,
                                                            ---------------------------------
                                                              1993         1994        1995
                                                            --------     --------     -------
Net sales (Notes 1 and 13)................................  $ 69,435     $ 56,464     $93,106
Cost of sales.............................................    33,132       29,072      51,322
                                                            --------     --------     -------
Gross margin..............................................    36,303       27,392      41,784
                                                            --------     --------     -------
Operating expenses:
  Research and development (Notes 1 and 8)................    12,483        8,959      10,250
  Sales and marketing.....................................    20,915       15,608      19,270
  General and administrative..............................     5,539        5,366       4,747
  Restructuring and other costs (Note 2)..................     4,268        7,875       --
                                                            --------     --------     -------
          Total operating expenses........................    43,205       37,808      34,267
                                                            --------     --------     -------
Income (loss) from operations.............................    (6,902)     (10,416)      7,517
Settlement costs..........................................    (3,200)       --          --
Interest income...........................................        88           42          67
Interest and other expense, net...........................      (185)        (378)       (807)
                                                            --------     --------     -------
Income (loss) before income taxes.........................   (10,199)     (10,752)      6,777
Provision for income taxes (Note 14)......................       495          161       1,016
                                                            --------     --------     -------
Net income (loss).........................................  $(10,694)    $(10,913)    $ 5,761
                                                            ========     ========     =======
Net income (loss) per share (Note 1)......................    $(1.11)      $(1.09)       $.49
                                                            ========     ========     =======
Weighted average number of shares outstanding.............     9,644       10,041      11,805
                                                            ========     ========     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 MICROCOM, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                   YEAR ENDED MARCH 31,
                                                             --------------------------------
                                                               1993        1994        1995
                                                             --------    --------    --------
Common stock:
  Balance, beginning of year...............................  $    104    $    107    $    114
  Acquisition..............................................        --          --           1
  Exercise of stock options and employee stock purchase
     plan..................................................         3           7           6
                                                             --------    --------    --------
  Balance, end of year.....................................       107         114         121
                                                             --------    --------    --------
Capital in excess of par value:
  Balance, beginning of year...............................    54,571      55,903      58,504
  Acquisition..............................................        --          --       1,350
  Exercise of stock options and employee stock purchase
     plan..................................................     1,332       2,601       1,369
                                                             --------    --------    --------
  Balance, end of year.....................................    55,903      58,504      61,223
                                                             --------    --------    --------
Stock loans -- related parties:
  Balance, beginning of year...............................      (116)       (116)     (1,612)
  Stock loans..............................................        --      (1,496)       (330)
                                                             --------    --------    --------
  Balance, end of year.....................................      (116)     (1,612)     (1,942)
                                                             --------    --------    --------
Unrealized loss on marketable securities:
  Balance, beginning of year...............................        --          --        (534)
  Adjustment to value of marketable securities.............        --        (534)        501
                                                             --------    --------    --------
  Balance, end of year.....................................        --        (534)        (33)
                                                             --------    --------    --------
Accumulated deficit:
  Balance, beginning of year...............................    (5,743)    (16,437)    (27,350)
  Net income (loss)........................................   (10,694)    (10,913)      5,761
                                                             --------    --------    --------
  Balance, end of year.....................................   (16,437)    (27,350)    (21,589)
                                                             --------    --------    --------
Treasury stock.............................................    (2,613)     (2,613)     (2,613)
                                                             --------    --------    --------
Cumulative translation adjustment:
  Balance, beginning of year...............................      (161)       (324)       (278)
  Net translation adjustment...............................      (163)         46         393
                                                             --------    --------    --------
  Balance, end of year.....................................      (324)       (278)        115
                                                             --------    --------    --------
Total stockholders' equity.................................  $ 36,520    $ 26,231    $ 35,282
                                                             ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 MICROCOM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED MARCH 31,
                                                              -------------------------------
                                                                1993        1994       1995
                                                              --------    --------    -------
Cash flows from operating activities:
  Net income (loss).........................................  $(10,694)   $(10,913)   $ 5,761
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
       Depreciation and amortization........................     6,908       6,205      6,096
       Gain on disposition of product lines.................      (282)         --         --
     Changes in assets and liabilities, net of effects from
       sale of product lines and acquisition of businesses:
       Accounts receivable, net.............................     1,671          73     (8,496)
       Inventories..........................................     5,256        (315)    (9,853)
       Prepaid expenses and other current assets............       595         125        308
       Accounts payable and accrued expenses................       340       1,136     (1,434)
       Income taxes payable.................................        --          --        415
       Accrued settlement costs.............................     2,400          --         --
       Accrued restructuring................................       233       1,841     (1,246)
                                                              --------    --------    -------
            Net cash provided by (used in) operating
               activities...................................     6,427      (1,848)    (8,449)
                                                              --------    --------    -------

Cash flows from investing activities:
  Proceeds from disposition of product lines................     3,052       1,000         --
  Capitalized software development costs and purchased
     technology.............................................    (3,776)     (3,352)    (4,922)
  Other assets..............................................    (1,851)         18        379
  Acquisition of a business.................................        --          --     (1,716)
  Purchases of property and equipment.......................    (1,315)     (1,003)    (2,567)
                                                              --------    --------    -------
     Net cash used in investing activities..................    (3,890)     (3,337)    (8,826)
                                                              --------    --------    -------
Cash flows from financing activities:
  Borrowings under the revolving credit line, net...........        --          --     12,020
  Exercise of stock options and employee stock purchase
     plan...................................................     1,335       1,112      1,434
  Payment on capitalized leases.............................      (210)       (280)      (312)
  Banker acceptance on inventory purchases..................        --         541       (346)
                                                              --------    --------    -------
     Net cash provided by financing activities..............     1,125       1,373     12,796
                                                              --------    --------    -------
Effect of exchange rates on cash............................      (163)         46         --
                                                              --------    --------    -------
Net increase (decrease) in cash and equivalents.............     3,499      (3,766)    (4,479)
Cash and equivalents at beginning of year...................     5,609       9,108      5,342
                                                              --------    --------    -------
Cash and equivalents at end of year.........................  $  9,108    $  5,342    $   863
                                                              ========    ========    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 MICROCOM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Microcom, Inc. (the Company) designs, manufactures, and markets products for the remote network access markets. The Company's products are utilized within one industry segment.

     The consolidated financial statements reflect the application of certain accounting policies described here and elsewhere in the notes to the consolidated financial statements.

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated.

Cash and Equivalents

     The Company considers all highly liquid investments with remaining maturities of three months or less at the time of acquisition to be cash equivalents. Cash and equivalents, which include time deposits and certificates of deposit, are stated at cost plus accrued interest, which approximates market.

Inventories

     Inventories are stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization for property and equipment are computed using the straight-line method over the assets' estimated useful life. Useful lives used in computing depreciation are as follows: computer equipment -- 2 to 3 years; machinery and equipment -- 3 to 7 years; furniture and fixtures -- 8 years. Leasehold improvements are amortized over the shorter of the lease period or their estimated useful life.

Marketable Securities

     Marketable securities are stated at market at the balance sheet date and are included in other assets. In accordance with Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its marketable securities as available for sale and, therefore, records unrealized gains and losses on marketable securities as a separate component of stockholders' equity. The cost basis of the Company's marketable securities at both March 31, 1994 and 1995 was $1,351,000.

Translation of Foreign Currencies

     Assets and liabilities of the Company's foreign operations are translated in accordance with SFAS 52 "Foreign Currency Translation" into United States dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments and transaction gains or losses are recognized as other income or expense in the period incurred. Transaction gains or losses have been immaterial for all periods presented.

                                 MICROCOM, INC.

Foreign Currency Hedging


     To date, all of the Company's transactions (including customer sales and purchases from vendors) have been denominated in U.S. dollars, except for an immaterial amount of customer sales denominated in U.K. pounds sterling. The Company has hedged the currency risk associated with these foreign sales by entering into forward contracts at the beginning of each quarter. The gains or losses on these foreign currency contracts are deferred until the contracts are settled and then recognized as other income or expense. The Company had $407,000 and $153,000 in foreign currency contracts at March 31, 1994 and 1995, respectively. The Company had no material unrealized gains or losses on these contracts.


Research and Development and Software Development Costs

     Research and development costs, other than certain software development costs, are expensed as incurred. The Company capitalizes certain computer software development costs incurred after establishing technological feasibility and before general release of a software product. Capitalized software development costs are amortized using the straight-line method over the estimated economic lives of the products, generally 18 months. Amortization commences on the date of the initial product shipment.

Revenue Recognition and Warranty Costs

     Revenue is recognized upon shipment, provided that no significant vendor and postcontract support obligations remain outstanding and collection of the resulting receivable is deemed probable. Postcontract customer support bundled in the sale of initial license fees is deferred and amortized over the maintenance period. The Company recognizes revenue associated with separately billed maintenance and customer support ratably over the life of the contract. These contracts generally have terms of one year or less. Postcontract customer support revenues represent less than 1% of total revenues for all periods presented. Estimated warranty costs, which are not material to operations, are accrued for at time of shipment.

Net Income (Loss) per Share

     Net income per share in fiscal 1995 was based on the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during the fiscal year. Net loss per share in fiscal 1993 and 1994 did not consider common stock equivalents, as the effect would have been antidilutive.

NOTE 2 -- RESTRUCTURING AND OTHER COSTS

     During fiscal 1994, the Company incurred $7,875,000 in restructuring and other costs. Of such amount, $6,500,000 was incurred in the first quarter of the fiscal year and related primarily to (i) a 12% workforce reduction, mostly in the areas of sales and marketing, and general and administrative, resulting in a charge of $870,000, (ii) the direct costs effecting the realizability of certain assets associated with the implementation of a new sales, marketing and distribution plan in the amount of $3,275,000 and (iii) the disposition of Company's Client Server Technologies Group, which developed and marketed the LANlord product line, in the amount of $1,850,000. Restructuring and other costs accrued in the first quarter of fiscal 1994 were realized as follows:
$3,400,000, $1,900,000 and $1,200,000 in the second, third and fourth quarters, respectively. The balance of the restructuring charges, $1,375,000 was incurred in the fourth quarter of fiscal 1994 and related primarily to the closing of the Company's manufacturing facility in Puerto Rico, certain executive severance costs, and the direct costs associated with the consolidation of the Company's shipping locations. Restructuring charges accrued in the fourth quarter of fiscal 1994 were realized as follows: $448,000, $581,000, $242,000 and $104,000 in the first, second, third and fourth quarters of fiscal 1995, respectively.

                                 MICROCOM, INC.

     During fiscal 1993, the Company incurred a $4,268,000 restructuring charge. A substantial portion of the charge was for the write-off of certain assets and estimated costs in connection with the disposition of the Company's Relay product line. Additionally, the restructuring charge reflects the costs associated with the Company's reduction of its worldwide workforce by approximately 15%, primarily in the areas of research and development and general and administrative, and the elimination of certain assets and excess facilities.

NOTE 3 -- ACQUISITIONS

     On January 5, 1995, the Company acquired Extension Technology Corp. (ETC) in a merger pursuant to which ETC became a wholly owned subsidiary of the Company and the shareholders of ETC received an aggregate of 114,980 shares of the Company's common stock. The purchase price was allocated to the fair value of the assets acquired, including purchased technology of $2,104,000, which is being amortized using the straight-line method over its estimated useful life of seven years. This acquisition was accounted for under the purchase method of accounting, and accordingly, the results of operations of ETC are included in the accompanying consolidated financial statements from the date of acquisition. The following unaudited pro forma condensed consolidated results of operations for fiscal 1994 and 1995 have been prepared as if the operations of the Company and ETC had been combined since the beginning of fiscal 1994:

                  PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS

                                                                    YEAR ENDED MARCH 31,
                                                                   ----------------------
                                                                     1994          1995
                                                                   --------       -------
                                                                    (IN THOUSANDS EXCEPT
                                                                     PER SHARE AMOUNTS)
    Net sales....................................................   $56,753       $93,169
    Net income (loss)............................................   (12,935)        4,231
    Net income (loss) per share..................................     (1.27)          .36

     The pro forma combined results do not purport to be indicative of the results that would actually have been obtained had the acquisition occurred at the beginning of fiscal 1994.

     On March 31, 1995, the Company acquired certain assets of mbp Softwareentwicklungsgesellschaft mbH (mbp) for an aggregate purchase price of 2,350,000 Deutschemarks (approximately $1,716,000). In addition, the Company will pay mbp royalties for a five-year period ending March 31, 2000 based on the net sales and income from operations attributable to the assets purchased from mbp. The acquisition has been accounted for as a purchase. The cost of the purchased technology acquired is being amortized using the straight-line method over its estimated useful life of seven years. Pro forma information for this acquisition has not been presented because its results of operations prior to the acquisition date were not material.

NOTE 4 -- DISPOSITIONS

     During fiscal 1994, the Company sold certain assets of its Client Server Technologies Group for cash and a note receivable. In fiscal 1993, the Company sold certain assets of its Utilities and Relay product lines for cash, future royalties, marketable securities, and the purchasers' assumption of certain liabilities of the Company. Pro forma information has not been presented as the product lines disposed of were not material to the Company's financial position or results of operations.

                                 MICROCOM, INC.

NOTE 5 -- LEASES

     The Company conducts its operations in leased facilities under operating leases which expire at various dates through fiscal 2002. In addition, the Company leases certain equipment under operating and capital leases which expire at various dates through fiscal 1997. The value of equipment recorded under capital leases was $1,710,000 at both March 31, 1994 and 1995. Accumulated amortization was $1,160,000 and $1,433,000 at March 31, 1994 and 1995,
respectively. Aggregate rental expense under operating leases was $2,453,000, $1,910,000 and $1,760,000 for the years ended March 31, 1993, 1994, and 1995, respectively.

     Future minimum lease payments under capital and operating lease commitments at March 31, 1995 were as follows:

    FISCAL YEAR                                                        CAPITAL     OPERATING
                                                                          (IN THOUSANDS)
    1996.............................................................   $ 359       $ 1,382
    1997.............................................................     122         1,247
    1998.............................................................    --           1,140
    1999.............................................................    --           1,095
    2000.............................................................    --           1,017
    Thereafter.......................................................    --           2,020
                                                                        -----       -------
                                                                          481       $ 7,901
                                                                                    =======
    Less interest....................................................      36
                                                                        -----
    Net present value................................................   $ 445
                                                                        =====

                                 MICROCOM, INC.

NOTE 6 -- CONSOLIDATED BALANCE SHEET DETAILS

     Details of selected consolidated balance sheet accounts were as follows:

                                                                          MARCH 31,
                                                                     --------------------
                                                                      1994         1995
                                                                     -------     --------
                                                                        (IN THOUSANDS)
    Inventories:
      Raw materials................................................  $ 2,391     $  4,557
      Finished goods...............................................    3,584       11,691
                                                                     -------     --------
                                                                       5,975       16,248
                                                                     =======     ========
    Property and equipment:
      Computer equipment...........................................    8,391        9,503
      Machinery and equipment......................................    2,882        2,937
      Furniture and fixtures.......................................    1,475        1,458
      Leasehold improvements.......................................    1,802        1,830
                                                                     -------     --------
                                                                      14,550       15,728
      Accumulated depreciation and amortization....................   (9,193)     (10,045)
                                                                     -------     --------
                                                                       5,357        5,683
                                                                     =======     ========
    Other assets:
      Computer software development costs..........................    8,032       12,954
      Cost in excess of value of assets acquired...................    5,551        9,198
      Investment in common stock and license agreement.............      667        1,217
      Note receivable relating to the Client Server Technologies
         disposition...............................................      500        --
      Other........................................................      181          136
                                                                     -------     --------
                                                                      14,931       23,505
      Accumulated amortization.....................................   (7,564)     (11,516)
                                                                     -------     --------
                                                                       7,367       11,989
                                                                     =======     ========
    Accrued expenses:
      Employee compensation and benefits...........................      554          791
      Other........................................................      799        1,637
                                                                     -------     --------
                                                                     $ 1,353     $  2,428
                                                                     =======     ========

                                 MICROCOM, INC.

NOTE 7 -- SUPPLEMENTAL CASH FLOW INFORMATION

                                                                       MARCH 31,
                                                             -----------------------------
                                                              1993       1994        1995
                                                             ------     -------     ------
                                                                    (IN THOUSANDS)
    Income taxes paid......................................  $  145     $   174     $  101
    Interest paid..........................................     138         125        673

    Items not affecting cash:
      Common stock issued pursuant to a merger agreement...      --          --      1,351
      Reserve for unrealized loss on marketable
         securities........................................      --        (534)       501
      Stock loans issued...................................      --      (1,496)      (330)
      Client Server Technologies note receivable...........      --         500         --
      Investment in common stock...........................   1,351          --         --
      Capital leases on equipment purchases................     420          --         --

NOTE 8 -- COMPUTER SOFTWARE DEVELOPMENT COSTS

     The Company capitalized $3,776,000, $3,352,000, and $4,922,000 of certain software development costs in fiscal 1993, 1994, and 1995, respectively. The Company is amortizing the capitalized costs using the straight-line method over the estimated economic lives of the products or a period generally not exceeding 18 months. In fiscal 1993, 1994, and 1995, the Company recorded amortization expense of $3,069,000, $2,914,000, and $3,332,000, respectively.

NOTE 9 -- FINANCING ARRANGEMENTS

                                                                           MARCH 31,
                                                                       -----------------
                                                                       1994        1995
                                                                       -----       -----
                                                                        (IN THOUSANDS)
    Capital leases were as follows:
      Capital lease with interest at 10.5%...........................  $ 762       $ 450
      Less -- current portion........................................   (312)       (328)
                                                                       -----       -----
                                                                       $ 450       $ 122
                                                                       =====       =====
    The minimum repayment is as follows:
      1996...........................................................              $ 328
      1997...........................................................                122
                                                                                   -----
                                                                                   $ 450
                                                                                   =====

NOTE 10 -- CREDIT LINE

     At March 31, 1995, the Company had a bank revolving credit facility which allowed the Company to borrow up to an amount (the Maximum Borrowing Amount) equal to the lesser of (i) $16,000,000 or (ii) an amount based on the Company's eligible accounts receivable and inventory. The Maximum Borrowing Amount is reduced by amounts which may be drawn on outstanding letters of credit, bankers' acceptance outstanding, and by a percentage of the Company's exposure under any foreign currency exchange contracts. Interest on borrowings was at the banks' prime rate (9% at March 31, 1995) plus 2%. At March 31, 1995, the Company had letters of credit of $2,619,000, bankers' acceptance of $195,000, and borrowings under the line of credit of $12,020,000. The portion of foreign exchange contracts which reduce the availability of borrowings under the line of credit at March 31, 1995 was $78,000. The remaining amount available to borrow under the line of credit at March 31,

                                 MICROCOM, INC.

1995 was $1,088,000. Under the terms of the line of credit, which expires in March 1996 and is secured by substantially all of the Company's assets, the Company is required to maintain certain covenants, including maintaining minimum levels of profitability, tangible net worth and liquidity and not exceeding specified debt to net worth ratios. The terms of the credit facility also prohibit the Company from paying cash dividends. As of March 31, 1995 the Company was in compliance with all covenants.


NOTE 11 -- STOCKHOLDERS' EQUITY

Stock Option and Stock Purchase Plan

     The Company maintains a stock option and stock purchase plan (the Option
Plan) which provides for the grant of incentive stock options, non qualified stock options and purchase authorizations to key employees, directors and consultants of the Company and its subsidiaries. At March 31, 1995, there were 4,828,000 shares reserved for issuance under the Option Plan. Substantially all outstanding options and purchase authorizations are immediately exercisable in full. Shares of common stock made subject to options and purchase authorizations vest periodically from the date of grant in accordance with schedules established by the compensation committee of the Board of Directors. Shares subject to incentive stock options generally vest over a four-year period. Any shares with respect to which an option or purchase authorization has been exercised that are not vested upon the participant's termination of service are subject to the Company's right of repurchase at the participant's option price for such shares. At March 31, 1995, 413,394 shares of common stock were available under the Option Plan for additional grants of options and purchase authorizations.

     A summary of the Option Plan activity for fiscal March 31, 1993, 1994, and 1995 follows:


                                                      NUMBER OF          OPTION PRICE
                                                       OPTIONS            PER SHARE
                                                    -------------     --------------------
                                                    (IN THOUSANDS)
    Outstanding at March 31, 1992.................       1,694        $2.00    --   $14.63
      Granted.....................................       1,410         3.00    --     8.50
      Exercised...................................        (100)        3.00    --    12.38
      Forfeited...................................      (1,227)        3.00    --     5.25
                                                        ------        -----         ------
    Outstanding at March 31, 1993.................       1,777         3.00    --    14.63
      Granted.....................................       1,232         1.75    --     4.88
      Exercised...................................        (547)        1.75    --     5.63
      Forfeited...................................        (629)        2.06    --     8.63
                                                        ------        -----         ------
    Outstanding at March 31, 1994.................       1,833         2.00    --    14.63
      Granted.....................................         352         5.00    --    10.25
      Exercised...................................        (318)        2.00    --     5.63
      Forfeited...................................         (41)        2.88    --    14.63
                                                        ------        -----         ------
    Outstanding at March 31, 1995.................       1,826        $2.00    --   $10.25
                                                        ======

    Options vested at March 31, 1995..............         971        $2.00    --   $ 7.50


Non-Employee Director Stock Option Plan

     The Company maintains a Non-Employee Director Stock Option Plan (the Director Plan) which provides for the grant of non-qualified stock options to non-employee directors of the Company. Under the Director Plan, any person who served as a non-employee director on March 17, 1995, or who first becomes a non-employee director after March 17, 1995 is entitled to receive an option to purchase

                                 MICROCOM, INC.

16,000 shares of the Company's common stock (collectively the Initial Options). In addition, each person serving as a non-employee director on April 15 of each year, commencing in 1996, is entitled to receive an option to purchase 4,000 shares of common stock (the Annual Options). The exercise price of all options granted under the Director Plan is equal to the fair market value of the Company's common stock on the date of grant. All options are immediately exercisable, but unvested shares are subject to repurchase by the Company upon the optionee ceasing to be a director of the Company. The Initial Options vest in three annual installments of 32%, 33%, 35% each on the first, second and third anniversaries of the date of grant. The Annual Options vest in full on the first anniversary of the date of grant. No option granted under the Director Plan may be exercised after the earlier of: (i) the third anniversary of the date on which an optionee ceases to be a director, or (ii) the tenth anniversary of the date of grant. There are 100,000 shares of common stock reserved for issuance under the Director Plan. At March 31, 1995, there were no shares of common stock available for additional option grants under the Director Plan.

     A summary of the Director Plan activity for the year ended March 31, 1994 and 1995 follows:

                                                     NUMBER OF           OPTION PRICE
                                                      OPTIONS              PER SHARE
                                                   -------------     ---------------------
                                                    (IN THOUSANDS)
    Outstanding at March 31, 1993................        --
      Granted....................................        30          $ 5.75    --   $ 5.75
      Exercised..................................       (20)           5.75    --     5.75
      Forfeited..................................        --              --             --
                                                        ---          ------         ------
    Outstanding at March 31, 1994................        10            5.75    --     5.75
      Granted....................................        80           11.88    --    11.88
      Exercised..................................       (10)           5.75    --     5.75
      Forfeited..................................        --              --             --
                                                        ---          ------         ------
    Outstanding at March 31, 1995................        80          $11.88    --   $11.88
                                                        ===

     There were no options vested as of March 31, 1995.

Long-Term Performance Plan

     The Company maintains a Long-Term Performance Plan (the Performance Plan) which permits the grant of stock options, stock appreciation rights (SARs), stock and cash rewards to officers and key employees of the Company. The maximum number of shares of common stock issuable under the Performance Plan is 300,000. No participant in the Performance Plan may be granted, in any fiscal year, options or SARs with respect to more than 100,000 shares. No option or SAR may be granted under the Performance Plan in which the exercise price is less than the fair market value of the common stock on the date of grant. Stock options granted under the Performance Plan may be in the form of incentive stock options or non-qualified stock options. Incentive stock options may not be exercisable more than ten years after the date of grant. Shares of common stock subject to options vest periodically from the date of grant in accordance with schedules established by the compensation committee of the Board of Directors of the Company. At March 31, 1995, 111,000 shares of common stock remained available for additional option grants under the Performance Plan.

                                 MICROCOM, INC.

     A summary of the Performance Plan activity for the year ended March 31, 1995 follows:


                                                      NUMBER OF           OPTION PRICE
                                                       OPTIONS             PER SHARE
                                                    -------------     --------------------
                                                   (IN THOUSANDS)
    Outstanding at March 31, 1994
      Granted.....................................       189          $5.38    --   $10.00
      Exercised...................................        --             --             --
      Forfeited...................................        --             --             --
                                                         ---          -----         ------
    Outstanding at March 31, 1995.................       189          $5.38    --   $10.00
                                                         ===

     There were no options vested as of March 31, 1995.

Stock Loans to Related Parties

     The Company has made loans to certain officers and directors to enable them to exercise options to purchase common stock of the Company. These loans are evidenced by promissory notes and accrue interest at the Adjusted Federal Rate and are due at various dates through 2003.

Employee Stock Purchase Plan

     The Company maintains an employee stock purchase plan (the Purchase Plan) which authorizes the issuance of up to 1,045,000 shares of common stock. Substantially all the employees of the Company are eligible to participate in the Purchase Plan. Participants in the Purchase Plan are entitled to purchase common stock during specified offering periods (typically six months) at a price equal to the lower of 85% of the market value of the common stock at the beginning or end of the offering period, through the accumulation of payroll deductions or a lump-sum payment. Approximately 144,000, 195,000, and 204,000 shares of common stock for a total of $945,000, $747,000, and $894,000, were purchased during fiscal 1993, 1994 and 1995, respectively, under the Purchase Plan.

Post Retirement and Post Employment Benefits

     The Company has no obligation for post retirement and post employment benefits.

Employee Benefit Plan

     The Company maintains an Employee Deferred Compensation Savings Plan that covers all employees over 18 years of age who have completed at least two months of service with the Company. Contributions by the Company are discretionary and are determined by the Company's Board of Directors. There were no Company contributions in fiscal 1993, 1994 or 1995.

                                 MICROCOM, INC.

NOTE 12 -- NET SALES BY GEOGRAPHIC AREA

     Net sales by geographic area were as follows:

                                                                YEAR ENDED MARCH 31,
                                                           -------------------------------
                                                            1993        1994        1995
                                                           -------     -------     -------
    North America........................................  $54,739     $44,106     $66,557
    International:
      Europe.............................................    9,096       8,932      18,969
      All other..........................................    5,600       3,426       7,580
                                                           -------     -------     -------
                                                           $69,435     $56,464     $93,106
                                                           =======     =======     =======
    Percent:
    North America........................................       79%         78%         72%
    International:
      Europe.............................................       13          16          20
      All other..........................................        8           6           8
                                                           -------     -------     -------
                                                               100%        100%        100%
                                                           =======     =======     =======

NOTE 13 -- SIGNIFICANT CUSTOMER

     In fiscal 1994 and 1995, one customer accounted for 13% and 24%, respectively, of net sales. No customer accounted for greater than 10% of net sales in fiscal 1993.

NOTE 14 -- INCOME TAXES

     The provision for income taxes is as follows:

                                                                YEAR ENDED MARCH 31,
                                                           -------------------------------
                                                            1993        1994        1995
                                                           -------     -------     -------
                                                                   (IN THOUSANDS)
    Current:
      Federal............................................    --          --        $   101
      State..............................................  $    20     $    10         306
      International......................................      150         151         609
                                                           -------     -------     -------
                                                               170         161       1,016
                                                           -------     -------     -------
    Deferred:
      Federal............................................    --          --          --
      State..............................................      325       --          --
                                                           -------     -------     -------
                                                               325       --          --
                                                           -------     -------     -------
                                                           $   495     $   161     $ 1,016
                                                           =======     =======     =======

                                 MICROCOM, INC.

     Deferred income taxes result primarily from timing differences in the recognition of expenses for tax and financial reporting purposes. The sources of these timing differences are as follows:

                                                                 YEAR ENDED MARCH 31,
                                                               -------------------------
                                                                 1994             1995
                                                               --------         --------
                                                                    (IN THOUSANDS)
    Net operating loss carry forwards........................  $  8,863         $  7,313
    Tax credit carry forwards................................     3,959            3,959
    Computer software development costs......................      (127)              68
    Puerto Rico adjustment...................................      (337)           --
    Purchased technology.....................................       380              326
    Other....................................................       198              169
    Valuation allowance......................................   (12,936)         (11,835)
                                                               --------         --------
                                                               $  --            $  --
                                                               ========         ========

     A reconciliation of the United States Federal statutory tax rate to the Company's effective tax rate for fiscal 1995 is as follows:

        U.S. Federal statutory tax rate..........................           34.0%
        State income taxes, net of Federal benefit...............            3.0
        Net operating loss carry forwards........................          (22.0)
                                                                           -----
        Effective tax rate.......................................           15.0%
                                                                           =====


     The Company does not provide for U.S. income taxes on the undistributed earnings of its foreign subsidiaries as the Company does not have any current intention of repatriating such earnings.


     At March 31, 1995, the Company had available a $21,509,000 net operating loss carry forwards, which may be used to offset future taxable income, and $3,959,000 of research and development credit carry forwards which may be used to offset future taxes payable. These carry forwards expire through 2009 and are subject to review and possible adjustment by the Internal Revenue Service.

     The Company accounts for income taxes under the liability method in accordance with SFAS 109 "Accounting for Income Taxes."

     The Company has recorded a full valuation allowance against the deferred tax asset related to its net operating loss and tax credit carry forwards due to uncertainty relating to the realization of this asset.

[INSIDE BACK COVER
 "FOR THE REMOTE USER..."]

[Photo: "Traveling Professional:
Description: Business person using computer in a location away from the office]

[Photo: "Home or Branch Officer User"
Description: Business person using computer in home office or branch office]

[Photo: "Internet or On-line User"
Description: Person using a computer at home]

[Photo: "LANexpress Remote:
Description: Screen shot of Main Menu of LANexpress Remote client software]

[Photo: "Carbon Copy"
Description: Box shot of Carbon Copy software package]

[Caption: Microcom solutions allow remote users fast, easy and reliable access to information on the Internet, on-line services, and corporate networks from any location.]

[Photo: "ISDN Terminal Adapter"
Description: Photo of Board]

[Photo: "DeskPorte FAST modem"
Description: Photo of modem with LED display on front panel]

[Photo: "TravelCard FAST PCMCIA modem"
Description: Shot of "credit card-sized" modem on top of notebook computer keyboard.]

- ---------------------------------------------------------
- ---------------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary......................    3
Risk Factors............................    6
Use of Proceeds.........................   11
Price Range of Common Stock and Dividend
  Policy................................   11
Capitalization..........................   12
Selected Consolidated Financial Data....   13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   14
Business................................   21
Management..............................   32
Principal and Selling Stockholders......   34
Underwriting............................   36
Legal Matters...........................   37
Experts.................................   37
Available Information...................   38
Incorporation of Certain Documents by
  Reference.............................   38
Index to Consolidated Financial
  Statements............................  F-1

- ---------------------------------------------------------
- ---------------------------------------------------------

- ---------------------------------------------------------
- ---------------------------------------------------------

                            ------------------------
                                3,200,000 SHARES

                               [LOGO MICROCOM(R)]

                                  COMMON STOCK
                                   PROSPECTUS

                                           , 1995
                            ------------------------
                            DILLON, READ & CO. INC.

                       PRUDENTIAL SECURITIES INCORPORATED

                            NEEDHAM & COMPANY, INC.
- ---------------------------------------------------------
- ---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses to be paid by the Registrant in connection with this offering are as followings:

        SEC registration fee..............................................  $  12,214
        NASD and Nasdaq filing fees.......................................     21,500
        Blue Sky fees and expenses........................................     10,000
        Printing and engraving expenses...................................    110,000
        Legal fees and expenses...........................................    125,000
        Accounting fees and expenses......................................     50,000
        Transfer Agent and Registrar fees and expenses....................      5,000
        Miscellaneous.....................................................     91,286
                                                                            ---------
                  Total...................................................  $ 425,000
                                                                             ========

     The Registrant will bear all expenses shown above.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 6 of the Registrant's Restated Articles of Organization provides as follows:

     No director of this corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability; provided, however, that this Article shall not eliminate or limit any liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 61 and 62 of the Massachusetts Business Corporation Law, or (iv) with respect to any transaction from which director derived an improper personal benefit.

     The provisions of this Article shall not eliminate or limit the liability of a director of this corporation for any act or omission occurring prior to the date on which this Article became effective. No amendment or repeal of this Article shall adversely affect the rights and protection afforded to a director of this corporation under this Article for acts or omissions occurring while this Article is in effect.

     Article VII of the Registrant's By-Laws, as amended, provides as follows:

     The corporation shall, to the extent legally permissible, indemnify any person serving or who has served as a Director or officer of the corporation, or at its request as a Director, Trustee, Officer, Employee or other Agent of any organization in which the corporation owns shares or of which it is a creditor, against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or settlement or as fines and penalties, and counsel fees, reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding or investigation (internal or external), whether civil or criminal, in which he may be involved or with which he may be threatened, while serving or thereafter, by reason of his being or having been such a Director, Officer, Trustee, Employee or Agent, except with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation or, to the extent that such matter relates to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan.

     Expenses including counsel fees, reasonably incurred by any such Director, Officer, Trustee, Employee or Agent in connection with the defense or disposition of any such action, suit or other proceeding or investigation may be paid from time to time by the corporation in advance of the final disposition thereof with respect to such individual upon receipt of an undertaking by such individual to repay the amounts so paid to the corporation if it is ultimately determined that indemnification for such expenses is not authorized under this section.

     Any indemnification or advance pursuant to this Article shall be made no later than forty-five (45) days after receipt of the written request of such Director, Officer, Trustee, Employee or Agent, unless a determination is made within said forty-five (45) day period by (i) the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit, or other proceeding or investigation, or (ii) independent legal counsel in a written opinion (which counsel shall be appointed if such a quorum is not obtainable), that such individual has not met the relevant standards for indemnification set forth in this Article.

     The right to indemnification or advances as provided by this Article shall be enforceable by such Director, Officer, Trustee, Employee or Agent in any court of competent jurisdiction. The burden of proving that indemnification or advances are not appropriate shall be on the corporation. Neither the failure of the corporation (including its Board of Directors or independent legal counsel) to have made a determination prior to the commencement of such action, suit or other proceeding or investigation that indemnification or advances are proper in the circumstances because such individual has bet the applicable standard of conduct, or an actual determination by the corporation (including its Board of Directors, or independent legal counsel) that such individual has not met such applicable standard of conduct, shall be a defense to the action, suit or other proceeding or investigation or create a presumption that such individual has not met the applicable standard of conduct. The expenses of such Director, Officer, Trustee, Employee or Agent incurred in connection with successfully establishing his right to indemnification or advances, in whole or in part, shall also be indemnified by the corporation.

     The indemnification provided by this Article shall be deemed to be a contract between each Director, Trustee, Officer, Employee or other Agent of the corporation and the corporation while such individual serves the corporation, and shall not be diminished by any subsequent repeal or modification of this Article.

     The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any such Director, Officer, Trustee, Employee or Agent may be entitled. Nothing contained in this Article shall affect any rights to indemnification to which corporate personnel other than such Directors, Officers, Trustees, Employees or Agents may be entitled by contract or otherwise under law. As used in this Article, the terms "Director", "Officer", "Trustee", "Employee" and "Agent" include their respective heirs, executors and administrators, and an "interested" Director, Officer, Trustee, Employee or Agent is one against whom in such capacity the proceedings in question or other proceedings on the same or similar grounds is then pending.

     This Article may be amended only by the affirmative vote of the stockholders, provided that any reduction in the indemnification provided by this Article shall be prospective in effect.

     Under Section 11(b) of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify the Company, the directors and officers of the Company and the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). Reference is made to the form of Underwriting Agreement filed as
Exhibit 1.1 hereto.

ITEM 16. EXHIBITS.


                                                                                    PAGE NUMBERING
                                                                                    IN SEQUENTIAL
                                                                                      NUMBERING
EXHIBIT NO.                                     EXHIBIT                                 SYSTEM
- -----------          -------------------------------------------------------------  --------------
    --1.1      --    Form of Underwriting Agreement.
     +2.1      --    Merger Agreement and Plan of Reorganization, dated as of
                     December 21, 1994, by and among the Registrant, Extension
                     Acquisition Corp. and Extension Technology Corp. (Exhibit to
                     Report on Form 8-K filed January 20, 1995).
     +2.2      --    Asset Purchase Agreement dated as of September 30, 1992 among the Registrant, Microcom Systems, Inc. and Datawatch
                     Corporation (Exhibit to Report on Form 10-Q filed for the
                     quarter ended December 31, 1992).
     +2.3      --    Asset Purchase Agreement dated December 22, 1992 among the
                     Registrant, Microcom Systems, Inc. and VM Systems Group, Inc.
                     (Exhibit to Report on Form 10-Q filed for the quarter ended
                     December 31, 1992).
     +2.4      --    Asset Purchase Agreement dated as of December 31, 1993 among the Registrant, Microcom Systems, Inc. and Central Point
                     Software, Inc. (Exhibit to Report on Form 10-K filed for the year ended March 31, 1994).
     -3.1      --    Restated Articles of Organization of the Registrant.
     #3.2      --    By-Laws of the Registrant, as amended.
     -4.1      --    Article 6 of Restated Articles of Organization of the
                     Registrant.
     #4.2      --    Articles III and VIII of By-Laws of the Registrant, as
                     amended.
     -5.1      --    Opinion of Choate, Hall & Stewart
  -++10.1      --    Purchase Agreement dated June 30, 1993 between the Registrant and Sprint Communications Corporation L.P.
    -10.2      --    Registration Rights Agreement dated December 20, 1994 between the Registrant and Extension Technology Corp.
    -10.3      --    Amendment dated March 30, 1989 to Lease between the
                     Registrant and First Stone Ridge Limited Partnership.
    -10.4      --    Second Amendment dated January 31, 1995 to Lease between the
                     Registrant and First Stone Ridge Nominee Trust I.
    -10.5      --    Amended and Restated Credit Agreement dated March 22, 1995 among the Registrant, Silicon Valley Bank and BayBank.
    -10.6      --    Amended and Restated Promissory Note in the principal amount of $8,000,000 dated March 22, 1995 made by the Registrant to
                     Silicon Valley Bank.
    -10.7      --    Promissory Note in the principal amount of $8,000,000 dated
                     March 22, 1995 made by the Registrant to the order of
                     BayBank.
    -10.8      --    Amended and Restated Security Agreement dated March 22, 1995 among the Registrant, Silicon Valley Bank and BayBank.
    -10.9      --    Guaranty dated March 22, 1995 by Microcom Systems, Inc. in favor of Silicon Valley Bank and BayBank.
   -10.10      --    Guarantor Security Agreement dated March 22, 1995 among
                     Microcom Systems, Inc., Silicon Valley Bank and BayBank.

                                                                                    PAGE NUMBERING
                                                                                    IN SEQUENTIAL
                                                                                      NUMBERING
EXHIBIT NO.                                     EXHIBIT                                 SYSTEM
- -----------          -------------------------------------------------------------  --------------
   -10.11      --    Collateral Assignment of Patents and Trademarks dated March
                     22, 1995 among Microcom Systems, Inc., Silicon Valley Bank and BayBank.
   -10.12      --    Letter Agreement dated February 15, 1994 among Roland D.
                     Pampel, James M. Dow as Chairman of the Board of Directors of
                     the Registrant and Michael I. Schneider as Chairman of the
                     Compensation Committee of the Board of Directors of the
                     Registrant.
   -10.13      --    Letter Agreement dated March 3, 1994 among the Registrant,
                     James M. Dow and Michael I. Schneider as Chairman of the
                     Compensation Committee of the Board of Directors of the
                     Registrant.
   -10.14      --    Secured Promissory Notes made by certain senior officers and directors to the order of the Registrant in connection with stock loans
   -10.15      --    1993 Non-Employee Director Stock Option Plan (As Amended and
                     Restated Effective as of March 17, 1995)
   +10.16      --    1982 Stock Option and Stock Purchase Plan (As Amended and
                     Restated Effective as of June 8, 1994) (Exhibit to
                     Registration Statement No. 33-84572 filed on Form S-8 on
                     September 30, 1994)
   +10.17      --    1987 Employee Stock Purchase Plan (As Amended and Restated
                     Effective as of April 21, 1993) (Exhibit to Registration
                     Statement No. 33-63454 filed on Form S-8 on May 28, 1993)
   +10.18      --    Long Term Performance Plan of the Registrant (Exhibit to
                     Registration Statement No. 33-84572 filed on Form S-8 on
                     September 30, 1994)
   *10.19      --    Agreement dated May 13, 1986 between the Registrant and
                     Rockwell International Corporation.
   *10.20      --    Agreement dated January 30, 1987 between the Registrant and
                     Rockwell International Corporation.
   +10.21      --    Lease dated August 11, 1987 between the Registrant and First
                     Stone Ridge Limited Partnership. (Exhibit to Report on Form
                     10-K filed for the year ended March 31, 1988.)
   +10.22      --    Manufacturing Agreement dated as of December 18, 1987 between the Registrant and Video Technology Engineering Ltd. (Exhibit
                     to Report on Form 10-K filed for the year ended March 31,
                     1988)
   +10.23      --    Letter of intent dated as of January 26, 1993 between the
                     Registrant and Flextronics International (Exhibit to Report
                     on Form 10-K filed for the year ended March 31, 1994)
   #10.24      --    Master Conditional Sale and Security Agreement between the
                     Registrant and NYNEX Credit Company dated as of September 23,
                     1988.
   #10.25      --    Financing Agreement for Centrex Service between the
                     Registrant and NYNEX Credit Company dated as of September 23,
                     1988.

                                                                                    PAGE NUMBERING
                                                                                    IN SEQUENTIAL
                                                                                      NUMBERING
EXHIBIT NO.                                     EXHIBIT                                 SYSTEM
- -----------          -------------------------------------------------------------  --------------
   #10.26      --    Agreement dated July 1, 1988 between the Registrant
                     and Rockwell International Corporation.
   +10.27      --    Agreement dated December 12, 1989 between the Registrant and
                     Rockwell International Corporation (Exhibit to Report on Form
                     10-K filed for the year ended March 31, 1990).
   +10.28      --    Agreement dated December 23, 1991 between the Registrant and
                     Rockwell International Corporation (Exhibit to Report on Form
                     10-K filed for the year ended March 31, 1992).
   +10.29      --    Agreement dated October 4, 1993 between the Registrant and
                     Rockwell International Corporation (Exhibit to Report on Form
                     10-K filed for the year ended March 31, 1994).
   +10.30      --    Spectrum-Microcom Global Settlement by and between the
                     Registrant and Spectrum Information Technologies, Inc. dated
                     November 16, 1993. (Exhibit to Report on Form 10-Q filed for the quarter ended December 31, 1993).
    -21.1      --    Subsidiaries of the Registrant.
     23.1      --    Consents of Arthur Andersen LLP.
    -23.2      --    Consent of Choate, Hall & Stewart (including in Exhibit 5.1).
    -24.1      --    Power of Attorney (see Page II-4).
    -27.1      --    Financial Data Schedule.


- ---------------
     # Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 33-28399) or an amendment thereto and incorporated herein by reference.

     * Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 33-13455) or an amendment thereto and incorporated herein by reference.

     + Filed with the report or registration statement indicated and incorporated herein by reference.

     ++ Confidential treatment requested as to certain portions.


     - Filed as an exhibit to the Registrant's Registration Statement on Form S-3 (Registration No. 33-59471).



     -- To be filed by amendment.


ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration

Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the 2nd day of June, 1995.


                                          MICROCOM, INC.

                                          By: /s/  Roland D. Pampel

                                            ------------------------------------
                                            Roland D. Pampel
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 has been signed below on June 2, 1995 by the following persons in the capacities indicated.



                  SIGNATURE                                        CAPACITY

/s/  Roland D. Pampel                            President, Chief Executive Officer and
- ---------------------------------------------      Director
Roland D. Pampel                                   (Principal Executive Officer)

Peter J. Minihane*                               Executive Vice President, Chief Financial
- ---------------------------------------------      Officer and Treasurer (Principal Financial
Peter J. Minihane                                  Officer and Principal Accounting Officer)

James M. Dow*                                    Chairman of the Board
- ---------------------------------------------
James M. Dow

Donald G. Kennedy*                               Director
- ---------------------------------------------
Donald G. Kennedy

Fred L. Luconi*                                  Director
- ---------------------------------------------
Fred L. Luconi

                                                 Director
- ---------------------------------------------
John C. Rutherford

                                                 Director
- ---------------------------------------------
Michael I. Schneider



*By /s/  Roland D. Pampel

     -------------------------------
     Roland D. Pampel
     Attorney-in-Fact